     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 24, 1998



                                                      REGISTRATION NO. 333-50263

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                AMENDMENT NO. 1
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933


                            ------------------------

                            AFC CABLE SYSTEMS, INC.
             (Exact name of registrant as specified in its charter)

                DELAWARE                                    3357                                   95-1517994
    (State or other jurisdiction of             (Primary Standard Industrial                    (I.R.S. Employer
     incorporation or organization)             Classification Code Number)                  Identification Number)

                            ------------------------

                          50 KENNEDY PLAZA, SUITE 1250
                         PROVIDENCE, RHODE ISLAND 02903
                                 (401) 453-2000
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                         ------------------------------

                               RAYMOND H. KELLER
                   VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                            AFC CABLE SYSTEMS, INC.
                           55 SAMUEL BARNET BOULEVARD
                        NEW BEDFORD, MASSACHUSETTS 02745
                                 (508) 998-1131
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                         ------------------------------

                                   Copies to:

       DOUGLASS N. ELLIS, JR., ESQ.                  THOMAS G. GUNNING, P.C.
               ROPES & GRAY                              PEABODY & BROWN
         One International Place                        101 Federal Street
       Boston, Massachusetts 02110                 Boston, Massachusetts 02110
              (617) 951-7000                              (617) 345-1000

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                  SUBJECT TO COMPLETION, DATED APRIL 24, 1998

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS

                                1,500,000 SHARES

       [LOGO]
                            AFC CABLE SYSTEMS, INC.

                                  COMMON STOCK


    Of the 1,500,000 shares of Common Stock offered hereby, 800,000 shares are being sold by AFC Cable Systems, Inc. ("AFC" or the "Company") and 700,000 are being sold by certain selling stockholders (the "Selling
Stockholders"). See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders. The Common Stock is quoted on the Nasdaq National Market under the symbol
"AFCX." On April 23, 1998, the last reported sale price for the Common Stock, as reported on the Nasdaq National
Market, was $35.50 per share. See "Price Range of Common Stock."


                            ------------------------

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" COMMENCING ON PAGE 7.
                             ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
 SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
  COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR
   ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY
    OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
     TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                                               PROCEEDS TO
                                                       UNDERWRITING        PROCEEDS TO           SELLING
                                 PRICE TO PUBLIC       DISCOUNT(1)          COMPANY(2)         STOCKHOLDERS
Per Share.....................          $                   $                   $                   $
Total(3)......................          $                   $                   $                   $

(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses of the offering payable by the Company estimated to be $300,000.

(3) The Company has granted to the Underwriters a 30-day option to purchase up to a maximum of 225,000 additional shares of Common Stock to cover over-allotments, if any. If such option is exercised in full, the total "Price to Public," "Underwriting Discount" and "Proceeds to Company" will be
    $        , $        and $        , respectively. See "Underwriting."
                            ------------------------

    The shares of Common Stock are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made in Boston, Massachusetts on
or about           , 1998.

TUCKER ANTHONY
     INCORPORATED

           ROBERT W. BAIRD & CO.
                         INCORPORATED


                      JEFFERIES & COMPANY, INC.


                                 THE ROBINSON-HUMPHREY
                                                     COMPANY

                The date of this Prospectus is           , 1998

     [PHOTO: OPTICAL ARMORED CABLE]        [PHOTO: FIRE ALARM ARMORED CABLE]



                      [PHOTO: AFC CABLE SYSTEMS SOLUTIONS]


                            ------------------------

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE SECURITIES OFFERED HEREBY, INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS, SYNDICATE SHORT COVERING TRANSACTIONS AND PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."
                            ------------------------

    The following trademarks are mentioned in the Prospectus: AC-90, HCF-90, MC Lite, AC Lite, Home Run Cable, Super Neutral Cable, The Intelligent Floor, The Intelligent Ceiling, AFC Cable Systems, America Cable Systems and Custom Cuts, which are registered trademarks of the Company; and Fire Alarm/Control Cable, which is a trademark of the Company. Other registered trademarks, including UL, are the property of their respective owners.

                               PROSPECTUS SUMMARY

    THIS PROSPECTUS CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THESE STATEMENTS INCLUDE, AMONG OTHERS, STATEMENTS RELATING TO FUTURE EVENTS OR THE FUTURE FINANCIAL PERFORMANCE OF THE COMPANY. PROSPECTIVE INVESTORS ARE CAUTIONED THAT SUCH STATEMENTS ARE ONLY EXPECTATIONS AND THAT ACTUAL EVENTS OR RESULTS MAY DIFFER MATERIALLY. IN EVALUATING SUCH STATEMENTS, PROSPECTIVE INVESTORS SHOULD SPECIFICALLY CONSIDER THE VARIOUS FACTORS IDENTIFIED IN THIS PROSPECTUS, INCLUDING THE MATTERS SET FORTH UNDER THE CAPTION "RISK FACTORS," WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE INDICATED IN SUCH FORWARD-LOOKING STATEMENTS. THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE DETAILED INFORMATION AND FINANCIAL STATEMENTS, INCLUDING THE NOTES THERETO, APPEARING ELSEWHERE OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. UNLESS THE CONTEXT OTHERWISE REQUIRES, REFERENCES HEREIN TO THE "COMPANY" OR "AFC" INCLUDE AFC CABLE SYSTEMS, INC. AND ITS SUBSIDIARIES. UNLESS OTHERWISE INDICATED, THE INFORMATION IN THIS PROSPECTUS (I) ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION TO PURCHASE 225,000 SHARES OF COMMON STOCK, (II) REFLECTS THE ISSUANCE OF 50,000 SHARES OF COMMON STOCK PURSUANT TO THE EXERCISE OF STOCK OPTIONS UPON THE CLOSING OF THIS OFFERING, (III) REFLECTS THE ISSUANCE OF 88,518 SHARES OF COMMON STOCK PURSUANT TO THE CASHLESS EXERCISE OF A WARRANT PRIOR TO THE OFFERING AND
(IV) GIVES EFFECT TO THE FIVE-FOR-FOUR STOCK SPLIT OF THE COMMON STOCK EFFECTED ON OCTOBER 20, 1997.

                                  THE COMPANY


    AFC Cable Systems, Inc. is a designer, manufacturer and supplier of electrical, voice and data distribution products used primarily in the construction and modernization of non-residential buildings. The Company's products include prewired armored cable, flexible conduit, modular wiring systems, lighting controls, electrical fittings and specialty coated metals. The Company believes its prewired armored cable and modular wiring systems offer a total installed cost advantage over traditional, labor intensive wiring methods by eliminating on-site installation time and labor costs associated with bending, connecting and pulling wire through metal pipe. AFC sells its products principally to leading distributors of electrical products and also actively targets do-it-yourself ("DIY") retailers and original equipment manufacturers ("OEMs"). The Company's net sales increased from $139.5 million in 1995 to $220.3 million in 1997, while income from operations increased from $10.5 million in 1995 to $28.3 million over the same period.


    The Company's business strategy is to extend its leadership position and best serve its end-users by (i) promoting its armored cable, flexible wiring systems and flexible conduit as the preferred alternatives to traditional labor intensive pipe and wire method installations; (ii) penetrating the higher margin, higher growth specialty application niche markets through the development and introduction of new products; (iii) pursuing selective acquisitions of companies with products complementary to the Company's existing business in order to leverage its existing distribution network; (iv) maintaining its position as a low cost producer in its major product lines without sacrificing its reputation for high quality, innovative products; and
(v) maintaining and expanding relationships with its distributors, DIY retailers and OEMs.


    The Company believes that the total available domestic market for its prewired armored cable and flexible conduit products was in excess of $1 billion in 1997. The Company estimates that conventional pipe and wire products accounted for approximately 65% of this market and products such as those manufactured by the Company accounted for the remaining approximately 35%. A significant component of the Company's growth strategy is to convert the pipe and wire portion of the overall market to the more efficient and cost-effective solution provided by the Company's products. The Company is the leading manufacturer of prewired armored cable in the United States, with approximately 45% of the sales in the domestic armored cable market based upon Company estimates.


    In order to penetrate higher margin, specialty application niche markets, the Company focuses on the creation of proprietary value-added products utilizing the Company's design and engineering expertise and various technologies. Recent examples of such products include color-coded cables used for fire alarm systems, health care facilities and optical fiber. The Company continues to expand its business through the acquisition of companies with complementary product lines that it believes will benefit significantly from the Company's existing distribution network. Through its America Cable Systems Division, the Company continues to enhance its modular wiring systems, including The Intelligent Floor and The Intelligent Ceiling, which provide electrical, voice and data distribution throughout an entire facility.

    The Company is not aware of any definitive information about sizes, growth rates or shares for its product markets or cost savings from use of its products. The market size, market share and cost savings estimates contained in this Prospectus have been developed by the Company from internal sources and reflect the Company's current estimates. No assurance can be given, however, regarding the accuracy of such estimates.

    The Company's principal executive offices are located at 50 Kennedy Plaza, Suite 1250, Providence, Rhode Island 02903, and its telephone number is (401) 453-2000.

                              RECENT DEVELOPMENTS


    The Company's net sales for the three months ended March 28, 1998 increased approximately $17.5 million, or 36.6%, to approximately $65.3 million from $47.8 million for the three months ended March 29, 1997. Income from operations increased approximately $3.1 million, or 56.3%, to approximately $8.6 million from $5.5 million for the three months ended March 29, 1997. Net income increased approximately $2.0 million, or 57.1%, to approximately $5.5 million from $3.5 million for the three months ended March 29, 1997. Basic earnings per share increased $0.11, or 29.7%, to $0.48 from $0.37 for the three months ended March 29, 1997. Diluted earnings per share increased $0.10, or 27.8%, to $0.46 from $0.36 for the three months ended March 29, 1997.



    During 1997, the Company completed four acquisitions. In January, 1997, the Company acquired B&B Electronics Manufacturing Company ("B&B"), a manufacturer and direct marketer of electronic interfaces and connectors that facilitate data communications, and Area Lighting Research, Inc. ("ALR"), a manufacturer of lighting controls. In April, 1997, the Company acquired Madison Sale Corporation ("Madison"), a supplier of fittings for the electrical industry. In November, 1997, the Company acquired the Federal Hose Division of FLEXFAB Horizons International, Inc. ("Federal Hose"), a manufacturer and distributor of flexible metal, plastic and fabric hoses, ducting and connectors. The acquisition of B&B, ALR, Madison and Federal Hose are collectively referred to herein as the "Acquisitions." To date, the Company has paid a total purchase price of approximately $22.0 million in cash and approximately 159,902 shares of Common Stock for the Acquisitions. The Company may be required to pay additional consideration, in either cash or Common Stock, if B&B or Federal Hose meet certain financial targets in future years. Of the Company's $220.3 million in net sales for the year ended December 31, 1997, the Acquisitions accounted for approximately $27.0 million. The Company's diluted earnings per share were $1.66 for the same period. On a pro forma basis, giving effect to the Acquisitions as if they had occurred on January 1, 1997, the Company's net sales and diluted earnings per share would have been $235.4 million and $1.70, respectively, for the year ended December 31, 1997, of which the Acquisitions would have accounted for approximately $42.1 million of net sales.


    The Company has signed a letter of intent for the purchase of all of the outstanding capital stock of a manufacturer of motion-activated lighting controls. The total purchase price for this acquisition is expected to consist of approximately $13.4 million in cash, $1.0 million in Common Stock, and the assumption of approximately $2.6 million in debt. The Company is also expected to pay additional consideration, in either cash or Common Stock, if certain financial targets are met in future years. This acquisition is expected to be completed during the second quarter of 1998, although there can be no assurance that the acquisition will be completed during such period, if at all.

                                  THE OFFERING

Common Stock Offered by the Company..........  800,000 shares

Common Stock Offered by the Selling
  Stockholders...............................  700,000 shares

Common Stock to be Outstanding after the
  Offering...................................  12,400,928 shares(1)

Use of Proceeds..............................  Investment in additional plant and production equipment to expand manufacturing capacity,
                                               upgrade of existing management information
                                               systems, repayment of certain indebtedness
                                               and general corporate purposes, including
                                               potential acquisitions. See "Use of
                                               Proceeds."

Nasdaq National Market Symbol................  AFCX

------------------------

(1) Based on the number of shares outstanding as of March 31, 1998. Excludes (i) 1,182,845 shares of Common Stock reserved for issuance upon the exercise of outstanding options at a weighted average exercise price of $18.08 per share and (ii) 359,587 shares of Common Stock reserved for future grants of Common Stock or options to purchase Common Stock under the Company's 1993 Stock Option Plan for Non-Employee Directors, 1997 Equity Incentive Plan and 1998 Equity Incentive Plan.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                         YEAR ENDED DECEMBER 31,
                                                        ---------------------------------------------------------
                                                          1993        1994        1995        1996        1997
                                                        ---------  ----------  ----------  ----------  ----------
STATEMENTS OF INCOME DATA:
Net sales.............................................  $  89,890  $  114,386  $  139,483  $  161,868  $  220,264
Gross profit..........................................     23,115      31,889      32,396      43,381      63,785
Income from operations(1).............................      3,514      10,398      10,470      16,997      28,302
Net income............................................      1,154       6,193       8,105      11,460      18,239
Basic earnings per common share.......................  $    0.27  $     0.90  $     0.92  $     1.25  $     1.71
Diluted earnings per common share.....................  $    0.27  $     0.90  $     0.90  $     1.23  $     1.66
Average shares outstanding and common stock
  equivalents (basic).................................      4,346       6,881       8,851       9,134      10,664
Average shares outstanding and common stock
  equivalents (diluted)...............................      4,346       6,909       9,047       9,288      11,024


                                                                                         AS OF DECEMBER 31, 1997
                                                                                        --------------------------
                                                                                          ACTUAL    AS ADJUSTED(2)
                                                                                        ----------  --------------
BALANCE SHEET DATA:
Cash and securities...................................................................  $   43,237   $     64,426
Working capital.......................................................................      88,141        115,330
Total assets..........................................................................     161,129        182,318
Total debt............................................................................      10,350          4,350
Shareholders' equity..................................................................     123,135        150,324


------------------------

(1) For the short tax year from January 1 through December 23, 1993, the date of the initial public offering of the Company's Common Stock, the Company elected to be treated for income tax purposes as an S Corporation. The amount shown includes $3,141,000 for the year ended December 31, 1993 for owners' compensation and for distributions made to shareholders to pay income taxes relating to when the Company existed as an S corporation.


(2) Adjusted to reflect (i) the exercise of options to purchase 50,000 shares of Common Stock by a Selling Stockholder (ii) the issuance of 88,518 shares of Common Stock upon the cashless exercise of a warrant and (iii) the sale of the 800,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $35.50 per share and the application of the estimated net proceeds therefrom as described under "Use of Proceeds." See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                  RISK FACTORS

    THIS PROSPECTUS CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THESE STATEMENTS INCLUDE, AMONG OTHERS, STATEMENTS RELATING TO FUTURE EVENTS OR THE FUTURE FINANCIAL PERFORMANCE OF THE COMPANY. PROSPECTIVE INVESTORS ARE CAUTIONED THAT SUCH STATEMENTS ARE ONLY EXPECTATIONS AND THAT ACTUAL EVENTS OR RESULTS MAY DIFFER MATERIALLY. IN EVALUATING SUCH STATEMENTS, PROSPECTIVE INVESTORS SHOULD SPECIFICALLY CONSIDER THE VARIOUS FACTORS IDENTIFIED IN THIS PROSPECTUS, INCLUDING THE MATTERS SET FORTH UNDER THE CAPTION "RISK FACTORS," WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE INDICATED IN SUCH FORWARD-LOOKING STATEMENTS.

    SUBSTANTIAL PRICE COMPETITION, MARGIN MAINTENANCE AND PRICES OF RAW MATERIALS. Price competition for the Company's core products is significant, and the Company sells its products in accordance with prevailing market prices. Copper rod is the principal raw material used in the Company's manufacturing operations, accounting for approximately 28% of cost of goods sold for the year ended December 31, 1997. The Company expects that copper will continue to account for a significant portion of the cost of goods sold in the future. Historically, the price of copper has fluctuated significantly (i.e. between $86.85 and $130.10, and $76.60 and $122.00 per 100 pounds in 1996 and 1997, respectively). The Company's other principal raw materials include steel and aluminum, which collectively accounted for approximately 30% of cost of goods sold for the year ended December 31, 1997. Although in the past these raw materials have not been subject to the same degree of price volatility as copper, there can be no assurance that significant fluctuations will not occur in the future. The Company attempts to insulate its products from these price fluctuations through improved purchasing procedures and appropriate selling price adjustments. There can be no assurance, however, that the Company will be able to maintain acceptable gross profit margins on product sales in the future and, if it is unable to do so, its business, operating results and financial condition could be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview." The Company does not currently engage in metal futures trading or other hedging activities, but does have a producer supply contract, which currently expires on December 31, 1998 and under which the Company purchases copper in any given month at a price equal to the average copper selling prices, as determined by the New York Commodity Exchange, for the month of shipment plus a premium. In addition, the Company has an aluminum supply contract which expires on December 31, 1998. The Company may engage in hedging activities in the future as management deems appropriate.

    MANAGEMENT OF GROWTH. The Company has experienced rapid growth, particularly during the last four years. The continued rapid growth of the Company could place a significant strain on its management and other resources. The Company anticipates that continued growth, if any, will require it to continue to recruit, hire, train and retain a substantial number of new and highly skilled product development, administrative, information technology, finance, sales and marketing and support personnel. The Company's ability to compete effectively and to manage future growth, if any, will depend on its ability to continue to implement and improve operational, financial and management information systems on a timely basis and to expand, train, motivate and manage its work force. Should the Company continue to experience rapid growth, there can be no assurance that the Company's personnel, systems, procedures and controls will be adequate to support the Company's operations or that management will adequately anticipate all demands that growth will place on the Company. If the Company's management is unable to manage growth effectively, the quality of the Company's products and its business, operating results and financial condition could be materially adversely affected. See "--Integration of Acquisitions" and "Business--Strategy."

    INTEGRATION OF ACQUISITIONS. The Company intends to supplement its internal growth by pursuing selective acquisitions of companies with products complementary to its existing business. During the year ended December 31, 1997, the Company acquired four companies and intends to consider future acquisitions in the industry, some of which may be material to the Company. There can be no assurance, however, that the Company will be able to identify and acquire suitable acquisition candidates on reasonable terms, if at all. The Company competes for acquisition opportunities with other companies that have significantly greater financial and management resources. Acquisitions, particularly multiple acquisitions during any short period of time, involve numerous risks, including difficulties in the assimilation of the operations, technologies and products of the acquired companies, the diversion of management's attention from other business concerns, risks of entering markets in which the Company has no or limited direct prior experience, operating companies in different geographical locations, and the potential loss of key employees of the acquired companies. Future acquisitions by the Company could result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities and amortization expenses related to goodwill and other intangible assets, which could materially adversely affect the Company's operating results and financial condition. There can be no assurance that future acquisitions can be successfully integrated or that management will be successful in managing the combined operations. See "--Management of Growth," "Use of Proceeds" and "Business--Strategy."

    DEPENDENCE ON NEW PRODUCTS AND PRODUCT IMPROVEMENTS. The commercial construction industry and the evolution of the modern workstation are characterized by advances in electrical distribution and communications systems which require ongoing improvements in the capabilities of wire and cable products. The Company believes that its future success will depend in part upon its ability to enhance existing products and to develop and manufacture new products that meet or anticipate such changes. The failure to introduce new or enhanced products on a timely and cost competitive basis could have an adverse impact on the Company's business, operating results or financial condition.

    MANUFACTURING CAPACITY. The Company is currently operating at or near capacity in certain of its manufacturing facilities. Although the Company has plans to open additional facilities and expand its capacity at others, there can be no assurance that these additional facilities or expansions will be completed on time and/or on budget, that the Company will not experience manufacturing delays or problems, or that adequate equipment and personnel will be available to operate these new facilities. The additional facilities and equipment will also require substantial funds. The Company anticipates that the estimated net proceeds of this offering, borrowings and existing cash will be adequate to fund its planned expansions. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." If the Company experiences significant delays or problems in implementing its current plans, such delays or problems could have a material adverse effect on the Company's business, results of operations or financial condition.

    VOLATILITY OF NEW CONSTRUCTION MARKET. The volatility of the non-residential new construction market has a direct impact on sales of certain of the Company's products. Certain regions of the United States have experienced, and in the future may experience, significant economic recessions that have reduced, or may reduce, the number of non-residential new construction projects, which in turn could adversely affect the Company's business, operating results and financial condition. The Company has historically derived a substantial portion of its sales from the building modernization market, which has not been significantly adversely affected by downturns in the non-residential new construction market. There can be no assurance, however, that the modernization market will not enter a downturn or that the Company's sales will not be affected by future downturns in the non-residential new construction market. The Company's sales have also been impacted from time to time by unseasonable and excessive weather conditions that delay new construction. There can be no assurance that such conditions will not have a material adverse effect on the Company's operating results in the future.


    COMPETITION. The Company faces competition from a number of national and regional competitors, both in the armored cable and pipe and wire industries, some of which have greater financial, engineering, research and development, manufacturing and other resources than the Company. The Company's competitors can be expected to continue to improve the design and performance of their products and to introduce new products with competitive price and performance characteristics. Although the Company believes that it has certain technological and other advantages over its competitors, maintaining and leveraging any such advantages will require continued investment by the Company in design and engineering, development, marketing and customer service and support. There can be no assurance that the Company will have sufficient resources to continue to make such investments or that the Company will be successful in maintaining and leveraging any such advantages. The Company also believes that advantages over its competitors are protected in part by patents and trademarks. There can be no assurance, however, that the Company's patents will provide adequate protection against competitors who develop or patent similar technology. The Company has recently filed suit against one of its competitors for infringement of the Company's process patented striped armored cable. The Company has not received a response to this claim and there can be no assurance that the Company's patent will not be successfully challenged and invalidated. Any invalidation of the Company's patent could have a material adverse effect on the Company's business, financial condition and results of operations. See "--Management of Growth," "Business--Competition" and "Business--Patents, Trademarks and Other Intellectual Property."


    RELIANCE ON INDEPENDENT SALES REPRESENTATIVES AND NONEXCLUSIVE
DISTRIBUTORS. The Company sells its products primarily to distributors through a network of independent sales representatives who generally work on a commission basis. The Company's top ten sales representatives accounted for approximately 45% of sales for the year ended December 31, 1997. These representatives are not under direct control of the Company, are not subject to minimum purchase requirements and are not contractually obligated to carry the Company's product lines exclusively or for any period of time. There can be no assurance that the Company will be able to maintain its existing relationships with these representatives, although the Company believes that the loss of any one representative would not have a material adverse impact on the Company's business. In addition, the distributors which ultimately sell the Company's products could purchase and distribute products that compete with the Company's products or cease purchasing the Company's products at any time. There can be no assurance that the distributors will continue to distribute or recommend the Company's products or do so successfully.


    UPGRADE OF EXISTING COMPUTER INFRASTRUCTURE; YEAR 2000 ISSUE. The Company is currently preparing to upgrade its existing computer infrastructure and to replace its accounting, manufacturing and other management information software in certain divisions with an enterprise resource planning ("ERP") system. Although the Company expects that the new computer hardware and the ERP software relating to supply chain management will be installed by the end of 1998 (with all remaining applications being installed by the end of 1999), there can be no assurance that the Company will be able to achieve this installation on time and/or on budget. Further, the Company has never undertaken such a significant modification to its information management systems and, accordingly, there can be no assurance that the Company will not experience significant delays and/or compatibility problems in the installation and testing of the ERP system. The proposed new ERP system will also require extensive training across all departments. Any delays or significant problems with respect to installation or compatibility of the ERP system with the Company's existing computer infrastructure or the failure to train the Company's personnel on a timely or adequate basis could materially adversely affect the Company's business, financial condition and results of operations.



    Although the Company believes that Year 2000 operability issues will be resolved by the proposed upgrading of its existing computer infrastructure and the transition to the ERP system, there can be no assurance that such efforts will be successful in resolving all or any of Year 2000 operability issues. Further, certain divisions of the Company will not have the ERP system installed. Instead, those divisions are addressing the Year 2000 operability issue with other software products and techniques to convert their information systems. There can be no assurance, however, that these divisions will adequately address the Year 2000 operability issue or that the proposed measures will properly interface with the ERP system, if at all. The failure of these divisions to adequately address the Year 2000 operability issue or the failure to implement changes to their information systems that are compatible with the proposed ERP system could have a material adverse effect on the Company's business, financial condition and results of operations. The Company could also be adversely impacted by the Year 2000 operability issue if suppliers, customers and other businesses do not address the issue successfully.


    VOLATILITY OF STOCK PRICE. The market price of the Common Stock is subject to significant fluctuations in response to variations in quarterly operating results and other factors, such as announcements of acquisitions of other businesses by the Company, technological innovations or new products by the Company or its competitors, changes in government regulations and codes relating to use of the Company's products, developments in patent or other proprietary rights, developments in the Company's relationships with its customers, partners and suppliers, seasonality and general conditions in the market served by the Company or by its customers, and other events or factors. In addition, the stock market has in recent years experienced significant price fluctuations. These fluctuations often have been unrelated to the operating performance of the specific companies whose stock is traded. These fluctuations, as well as general economic, market and political conditions, may adversely affect the market price of the Common Stock. See "Price Range of Common Stock."

    DEPENDENCE ON KEY MANAGEMENT PERSONNEL. The Company's long-term success and its growth strategy depend on its senior management, particularly Ralph R. Papitto, the Company's Chairman and Chief Executive Officer, Robert R. Wheeler, the Company's President and Chief Operating Officer, and Raymond H. Keller, the Company's Chief Financial Officer. The loss of service of one or more of the Company's key senior management personnel could have an adverse effect on the Company's business, financial condition and results of operations. See "Management--Executive Officers and Directors."

    CONTROL BY PRINCIPAL STOCKHOLDER. After this offering, Ralph R. Papitto, the Chairman of the Board and Chief Executive Officer of the Company, will own approximately 14.8% of the Company's outstanding Common Stock. As a result of his ownership, Mr. Papitto will be in a position to exert significant influence over actions of the Company which require stockholder approval and generally direct the affairs of the Company, including potential acquisitions, sales and changes in control of the Company. See "Principal and Selling Stockholders" and "Description of Capital Stock."

    ANTITAKEOVER PROVISIONS. Certain provisions of the Company's Restated Certificate of Incorporation, as amended, the By-Laws and the Delaware General Corporation Law (the "DGCL") could discourage potential acquisition proposals and could delay or prevent a change in control of the Company. Such provisions, which include supermajority voting requirements for specified business combinations, a staggered Board of Directors, and the right of the Board of Directors, without further stockholder approval, to issue preferred stock (the "Preferred Stock") upon such terms and conditions, and having such rights, privileges and preferences as the Board of Directors may determine, may have the effect of deferring hostile takeovers or delaying or preventing changes in control or management of the Company. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of any holders of Preferred Stock that may be issued in the future. The Company has no present plans to issue any Preferred Stock. See "Description of Capital Stock."

    SHARES ELIGIBLE FOR FUTURE SALE. Sales of a substantial number of shares of Common Stock in the public market following the offering (pursuant to Rule 144 under the Securities Act of 1933, as amended, or otherwise), as well as the issuance of shares upon exercise of employee stock options, could adversely affect the prevailing market price of the Common Stock and impair the Company's ability to raise additional capital through the sale of equity securities. Based on the number of shares outstanding as of March 31, 1998, approximately 1,909,461 shares held by the Company's executive officers, directors and certain employees after completion of this offering will be eligible for sale under Rule 144 (although all of these shares are subject to lock-up agreements (the "Lock-up Agreements") with the representatives of the Underwriters (the "Representatives") that prohibit their transfer for a period of 180 days following the date of this Prospectus without the prior written approval of the Representatives). As of March 31, 1998, an additional 1,182,845 shares were subject to outstanding options, of which 783,750 will be subject to the Lock-up Agreements. See "Shares Eligible for Future Sale."

    DIVIDEND POLICY. Since its initial public offering, the Company has not declared or paid a cash dividend on its Common Stock and does not intend to do so in the foreseeable future. The Company's current policy is to retain its earnings, if any, to finance expansion and product development. Payment of dividends in the future will depend on the earnings and financial condition of the Company and such other factors as the Company's Board of Directors may consider or deem appropriate at the time. See "Dividend Policy."

                                USE OF PROCEEDS


    The net proceeds to the Company from the sale of the 800,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $35.50 per share are estimated to be $26.6 million ($34.2 million if the Underwriters' over-allotment option is exercised in full) after deducting estimated offering expenses and underwriting discounts payable by the Company. The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders.


    The Company intends to use the net proceeds to fund the approximate $16.0 million cash portion of the purchase price for the potential acquisition of a manufacturer of motion-activated lighting controls and to repay certain indebtedness to be assumed in connection therewith. See "Summary--Recent Developments." The Company will use the remaining proceeds and its existing cash balance (i) to fund approximately $17.0 million in capital expenditures over the next two years, mainly to expand manufacturing capacity and upgrade its management information systems; (ii) to repay approximately $6.0 million of indebtedness outstanding under its revolving credit facility with Fleet National Bank, which credit facility terminates on March 31, 1999 and currently bears interest at an average rate of 6.28%; and (iii) for working capital and general corporate purposes, including potential acquisitions. Although the Company currently has no commitments or understandings with respect to acquisitions other than that discussed above and in "Summary--Recent Developments," the Company regularly identifies and evaluates potential acquisitions of companies that are complementary to its existing business. Pending such uses, the net proceeds will be invested in government securities and other short-term, investment-grade, interest-bearing instruments.

                          PRICE RANGE OF COMMON STOCK

    The Company's Common Stock is quoted on the Nasdaq National Market under the symbol "AFCX." The following table sets forth for the periods indicated the high and low closing sale prices for the Common Stock as reported on the Nasdaq National Market for the quarterly periods presented below, which periods correspond to the Company's quarterly fiscal periods for financial reporting purposes. The share prices in the following table reflect a five-for-four stock split of the Company's Common Stock which took effect on October 20, 1997.


                                                                                                   HIGH        LOW
                                                                                                 ---------  ---------
1996
  First Quarter................................................................................  $   11.80  $    9.50
  Second Quarter...............................................................................      14.00      10.60
  Third Quarter................................................................................      14.80      12.40
  Fourth Quarter...............................................................................      19.10      13.60
1997
  First Quarter................................................................................  $   21.40  $   16.00
  Second Quarter...............................................................................      22.40      15.50
  Third Quarter................................................................................      28.40      21.10
  Fourth Quarter...............................................................................      31.88      22.50
1998
  First Quarter................................................................................  $   40.00  $   27.75
  Second Quarter (through April 23, 1998)......................................................      40.13      35.50



    On April 23, 1998, the last sale price of the Common Stock as reported on the Nasdaq National Market was $35.50 per share. As of April 23, 1998, there were approximately 103 holders of record of the Common Stock.


                                DIVIDEND POLICY

    Since its initial public offering in 1993, the Company has not declared or paid a cash dividend on its Common Stock and does not intend to do so in the foreseeable future. The Company's current policy is to retain its earnings, if any, to finance expansion and product development.

                                 CAPITALIZATION
                                 (IN THOUSANDS)


    The following table sets forth the cash and securities, short-term indebtedness and capitalization of the Company at December 31, 1997 (i) on an actual basis and (ii) as adjusted to reflect the exercise of options to purchase 50,000 shares of Common Stock by a Selling Stockholder, the issuance of 88,518 shares of Common Stock upon the cashless exercise of a warrant, the issuance and sale of 800,000 shares of Common Stock of the Company in this offering at an assumed public offering price of $35.50 per share and the application of the net proceeds therefrom as described under "Use of Proceeds." The following financial information is qualified in its entirety by, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and detailed information and financial statements, including the notes thereto, appearing elsewhere or incorporated by reference in this Prospectus.



                                                                                              DECEMBER 31, 1997
                                                                                           -----------------------
                                                                                             ACTUAL    AS ADJUSTED
                                                                                           ----------  -----------
Cash and securities......................................................................  $   43,237   $  64,426
                                                                                           ----------  -----------
                                                                                           ----------  -----------
Short-term debt:
  Bank line of credit....................................................................  $    6,230   $     230
  Current portion of long-term debt......................................................         227         227
                                                                                           ----------  -----------
    Total short-term debt................................................................  $    6,457   $     457
                                                                                           ----------  -----------
                                                                                           ----------  -----------
Long-term debt, net of current portion...................................................  $    3,893   $   3,893
                                                                                           ----------  -----------

Shareholders' equity:
  Preferred stock, $.01 par value, 1,000,000 shares authorized, none issued
  Common stock, $.01 par value, 15,000,000 shares authorized, 11,397,854 issued and
    outstanding(1); 12,336,372 shares issued and outstanding, as adjusted................         114         123
  Additional paid-in capital.............................................................      79,110     106,290
  Other..................................................................................       1,021       1,021
  Treasury stock, 6,411 shares at cost...................................................         (92)        (92)
  Retained earnings......................................................................      42,982      42,982
                                                                                           ----------  -----------
    Total shareholders' equity...........................................................     123,135     150,324
                                                                                           ----------  -----------
      Total capitalization...............................................................  $  127,028   $ 154,217
                                                                                           ----------  -----------
                                                                                           ----------  -----------


------------------------


(1) Excludes 1,030,579 shares of Common Stock reserved for issuance upon the exercise of outstanding options and warrants at a weighted average exercise price of $13.27 per share.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

    The following selected financial information is qualified in its entirety, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the other financial information and the consolidated financial statements, including the notes thereto, appearing elsewhere or incorporated by reference in this Prospectus. The following selected financial data is derived from the Company's consolidated financial statements which have been audited by Ernst & Young LLP, independent auditors.


                                                                                    YEAR ENDED DECEMBER 31,
                                                                               ----------------------------------
                                                                                  1995        1996        1997
                                                                               ----------  ----------  ----------
INCOME STATEMENT DATA:
  Net sales..................................................................  $  139,483  $  161,868  $  220,264
  Cost of sales..............................................................     107,087     118,487     156,479
                                                                               ----------  ----------  ----------
  Gross profit...............................................................      32,396      43,381      63,785
  Selling, general and administrative expenses...............................      21,926      26,384      35,483
                                                                               ----------  ----------  ----------
  Income from operations.....................................................      10,470      16,997      28,302
  Other income, net..........................................................       3,040       2,291       1,949
  Interest expense...........................................................         614         728         620
                                                                               ----------  ----------  ----------
  Income before income taxes.................................................      12,896      18,560      29,631
  Income taxes...............................................................       4,791       7,100      11,392
                                                                               ----------  ----------  ----------
  Net income.................................................................  $    8,105  $   11,460  $   18,239
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------
  Basic earnings per common share............................................  $     0.92  $     1.25  $     1.71
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------
  Diluted earnings per common share..........................................  $     0.90  $     1.23  $     1.66
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------
  Basic average shares.......................................................       8,851       9,134      10,664
  Dilutive average shares....................................................       9,047       9,288      11,024


                                                                                         AS OF DECEMBER 31,
                                                                                  --------------------------------
                                                                                    1995       1996        1997
                                                                                  ---------  ---------  ----------
BALANCE SHEET DATA:
  Cash and securities...........................................................  $  27,614  $  31,488  $   43,237
  Working capital...............................................................     48,099     58,959      88,141
  Total assets..................................................................     84,784     97,923     161,129
  Long term debt, net of current portion........................................          0      3,300       3,893
  Total debt....................................................................      6,925      5,570      10,350
  Shareholders' equity..........................................................     61,311     72,990     123,135

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THIS PROSPECTUS CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THESE STATEMENTS INCLUDE, AMONG OTHERS, STATEMENTS RELATING TO FUTURE EVENTS OR THE FUTURE FINANCIAL PERFORMANCE OF THE COMPANY. PROSPECTIVE INVESTORS ARE CAUTIONED THAT SUCH STATEMENTS ARE ONLY EXPECTATIONS AND THAT ACTUAL EVENTS OR RESULTS MAY DIFFER MATERIALLY. IN EVALUATING SUCH STATEMENTS, PROSPECTIVE INVESTORS SHOULD SPECIFICALLY CONSIDER THE VARIOUS FACTORS IDENTIFIED IN THIS PROSPECTUS, INCLUDING THE MATTERS SET FORTH UNDER THE CAPTION "RISK FACTORS," WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE INDICATED IN SUCH FORWARD-LOOKING STATEMENTS. THE FOLLOWING DISCUSSION IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE DETAILED INFORMATION AND FINANCIAL STATEMENTS, INCLUDING THE NOTES THERETO, APPEARING ELSEWHERE OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS.

OVERVIEW


    AFC is a designer, manufacturer and supplier of electrical, voice and data distribution products used primarily in the construction and modernization of non-residential buildings. The Company's products include prewired armored cable, flexible conduit, modular wiring systems, lighting controls, electrical fittings and specialty coated metals.


    Net sales of the Company's products are influenced by the level of non-residential construction and building modernization and rehabilitation. Over the past three years, the Company's annual net sales and total product footage sold have increased faster than the growth in the new construction market. The Company believes that the increase in net sales is attributable to greater market acceptance of armored cable, flexible wiring systems, flexible conduit and the Company's specialty cable products compared to pipe and wire installation methods, the positive effect of acquisitions, higher expenditures in the building modernization market and increased sales to DIY retailers and OEM customers.

    AFC's product mix significantly affects gross profit. Historically, the Company supplied primarily traditional armored cable and flexible conduit. The Company, however, has expanded its product offerings to increase sales of specialty application cables and modular wiring systems which typically command higher margins. The Company also has experienced a shift in sales from lower margin AC-90 cable to higher margin Metal Clad (MC) Cable. This favorable shift has been partially offset by increased demand in recent years for aluminum armored cables, certain of which have relatively lower margins than steel armored cables. Overall margins on aluminum armored cables, however, have increased with the shift to the aluminum version of the MC Cable and as the Company has improved the efficiency of its aluminum armoring manufacturing processes.

    Raw materials constitute a significant portion of cost of goods sold, with copper rod, steel and aluminum accounting for approximately 58% of cost of goods sold for the year ended December 31, 1997. The Company has attempted to minimize its exposure to fluctuating prices of raw materials by implementing improved purchasing practices, including extended supply contracts and multiple sourcing, reengineering its products to optimize metal content within Underwriters Laboratories' standards, and reacting more quickly with appropriate selling price adjustments for related products. The Company does not currently engage in any hedging activities.

    The Company's products historically have been segregated into two categories: (i) the Wire and Cable Division, which manufactures core armored cable, flexible conduit and specialty cables, electrical fittings and specialty coated metals and (ii) the America Cable Systems Division, which manufactures flexible and premise wiring systems and related products. The Company recently added to the Wire and Cable Division the flexible metal, fabric and plastic hoses, ducting and connectors manufactured by Federal Hose and the electrical fittings sold by Madison. Further, the electronic interfaces and connectors manufactured by B&B and the lighting controls and electrical devices manufactured by ALR were added to the America Cable Systems Division.


RESULTS OF OPERATIONS

    The following table sets forth, for the periods indicated, the percentages of the Company's net sales represented by certain income and expense items in the Company's consolidated statements of income.

                                                                                        YEAR ENDED DECEMBER 31,
                                                                                    -------------------------------
                                                                                      1995       1996       1997
                                                                                    ---------  ---------  ---------
Net sales.........................................................................      100.0%     100.0%     100.0%
Cost of goods sold................................................................       76.8       73.2       71.0
                                                                                    ---------  ---------  ---------
Gross profit......................................................................       23.2       26.8       29.0
Selling, general and administrative expenses......................................       15.7       16.3       16.2
                                                                                    ---------  ---------  ---------
Income from operations............................................................        7.5       10.5       12.8
Other income, net.................................................................        2.2        1.4        0.9
Interest expense..................................................................        0.4        0.4        0.3
                                                                                    ---------  ---------  ---------
Income before income taxes........................................................        9.2       11.5       13.5
Income taxes......................................................................        3.4        4.4        5.2
                                                                                    ---------  ---------  ---------
Net income........................................................................        5.8        7.1        8.3
                                                                                    ---------  ---------  ---------
                                                                                    ---------  ---------  ---------

    RECENT OPERATING RESULTS

    The Company's net sales for the three months ended March 28, 1998 increased approximately $17.5 million, or 36.6%, to approximately $65.3 million from $47.8 million for the three months ended March 29, 1997. Income from operations increased approximately $3.1 million, or 56.3%, to approximately $8.6 million from $5.5 million for the three months ended March 29, 1997. Net income increased approximately $2.0 million, or 57.1%, to approximately $5.5 million from $3.5 million for the three months ended March 29, 1997. Basic earnings per share increased $0.11, or 29.7%, to $0.48 from $0.37 for the three months ended March 29, 1997. Diluted earnings per share increased $0.10 , or 27.8% , to $0.46 from $0.36 for the three months ended March 29, 1997.

    YEAR ENDED DECEMBER 31, 1997 VERSUS YEAR ENDED DECEMBER 31, 1996

    NET SALES. Net sales for the year ended December 31, 1997 increased $58.4 million, or 36.1%, to $220.3 million from $161.9 million for the year ended December 31, 1996. Net sales for the Wire and Cable Division increased by $36.7 million, or 25.4%, to $181.0 million for the year ended December 31, 1997 from $144.3 million for the year ended December 31, 1996. The increase was attributable primarily to higher sales of traditional armored cable and flexible conduit products, higher margin speciality application cables, fittings and connectors, and specialty coated metals products. Also contributing to this increase were the sales attributable to Madison and Federal Hose, which were acquired in April and November of 1997, respectively. Net sales for the America Cable Systems Division increased by $21.7 million, or 129.9%, to $38.4 million for the year ended December 31, 1997 from $16.7 million for the year ended December 31, 1996. This increase is attributable to higher sales of modular wiring systems as well as sales by ALR and B&B, both of which were acquired in January, 1997.

    GROSS PROFIT. Gross profit for the year ended December 31, 1997 increased $20.4 million, or 47.0%, to $63.8 million from $43.4 million for the year ended December 31, 1996. Gross margin increased to 29.0% for the year ended December 31, 1997 from 26.8% for the year ended December 31, 1996. This increase is attributable to (i) improved operating efficiencies, (ii) more efficient material utilization resulting from improved manufacturing processes, (iii) decreased cost of raw materials through improved purchasing practices such as extended supply contracts and use of multiple suppliers, (iv) increased sales of the Company's higher margin speciality application cables, and (v) higher margins on certain of the products sold by the companies acquired in 1997.

    INCOME FROM OPERATIONS. Income from operations for the year ended December 31, 1997 increased $11.3 million, or 66.5%, to $28.3 million from $17.0 million for the year ended December 31, 1996. Income from operations as a percentage of net sales increased to 12.8% for the year ended December 31, 1997 from 10.5% for the year ended December 31, 1996. This increase resulted from improved gross margin, but was partially offset by an increase in compensation expense and increases in freight costs and sales agent commissions, which generally rise in proportion with net sales.

    NET INCOME. Net income for the year ended December 31, 1997 increased $6.7 million, or 59.2%, to $18.2 million from $11.5 million for the year ended December 31, 1996. Net income as a percentage of net sales increased to 8.3% for the year ended December 31, 1997 from 7.1% for the year ended December 31, 1996. This increase was primarily attributable to increased income from operations.

    YEAR ENDED DECEMBER 31, 1996 VERSUS YEAR ENDED DECEMBER 31, 1995

    NET SALES. Net sales for the year ended December 31, 1996 increased $22.4 million, or 16.1%, to $161.9 million from $139.5 million for the year ended December 31, 1995. Net sales for the Wire and Cable Division increased by $19.9 million, or 16.0%, to $144.3 million for the year ended December 31, 1996 from $124.4 million for the year ended December 31, 1995. Contributing to the increase were additional sales of the Company's traditional armored cable and flexible conduit products as well as increased sales of the Company's higher margin specialty application cables. Also contributing to this increase were higher sales of fittings and connectors and specialty coated metal products introduced by the Company in early 1995. Net sales for the America Cable Systems Division increased by $2.5 million, or 17.6%, to $16.7 million for the year ended December 31, 1996 from $14.2 million for the year ended December 31, 1995. This increase is attributable to improved demand for modular wiring systems, including The Intelligent Floor and The Intelligent Ceiling products.

    GROSS PROFIT. Gross profit for the year ended December 31, 1996 increased $11.0 million, or 33.9%, to $43.4 million from $32.4 million for the year ended December 31, 1995. Gross margin increased to 26.8% for the year ended December 31, 1996 from 23.2% for the year ended December 31, 1995. This increase is attributable to (i) decreased cost of raw materials through more efficient purchasing, lower market prices of commodities and improved manufacturing processes resulting in better yields on materials and (ii) increased sales of higher margin specialty application products.

    INCOME FROM OPERATIONS. Income from operations for the year ended December 31, 1996 increased $6.5 million, or 62.3%, to $17.0 million from $10.5 million for the year ended December 31, 1995. Income from operations as a percentage of net sales increased to 10.5% for the year ended December 31, 1996 from 7.5% for the year ended December 31, 1995. This increase resulted from improved gross margin, partially offset by an increase in selling, general and administrative expenses as a percent of net sales in 1996 compared to 1995. The increase in selling, general and administrative expenses is attributable to increases in freight costs, sales agent commissions, compensation expense and fees for professional services.

    NET INCOME. Net income for the year ended December 31, 1996 increased $3.4 million, or 41.4%, to $11.5 million from $8.1 million for the year ended December 31, 1995. Net income as a percentage of net sales increased to 7.1% for the year ended December 31, 1996 from 5.8% for the year ended December 31, 1995. This increase was primarily due to increased income from operations, partially offset by (i) a slight decline in other income, which consisted primarily of income on investment securities, and (ii) a higher effective tax rate of 38.3% for the year ended December 31, 1996 compared to 37.2% for the year ended December 31, 1995 which was due to a higher marginal tax rate in 1996.

SELECTED QUARTERLY STATEMENTS OF OPERATIONS DATA

    The following table sets forth certain unaudited quarterly results of operations data of the Company for each of the four quarters for the years ended December 31, 1996 and 1997. The Company believes that this information has been prepared on the same basis as the audited consolidated financial statements and that all necessary adjustments, consisting only of the normal recurring adjustments, have been included to present fairly the selected quarterly information when read in conjunction with the audited consolidated financial statements and the notes thereto included elsewhere or incorporated by reference in this Prospectus. The operating results for any quarter are not necessarily indicative of results for any future period.

                                                                   THREE MONTHS ENDED
                                 --------------------------------------------------------------------------------------
                                 MAR. 30,   JUNE 29,   SEPT. 28,  DEC. 31,   MAR. 29,   JUNE 28,   SEPT. 27,  DEC. 31,
                                   1996       1996       1996       1996       1997       1997       1997       1997
                                 ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------

                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales......................  $  33,885  $  42,218  $  41,559  $  44,206  $  47,787  $  54,210  $  56,704  $  61,563
Gross profit...................      7,984     10,953     11,845     12,599     13,308     15,564     16,552     18,361
Income from operations.........      2,047      4,283      5,259      5,408      5,505      6,820      7,681      8,296
Net income.....................      1,636      2,904      3,350      3,570      3,460      4,387      4,978      5,414
Basic earnings per share.......  $    0.18  $    0.32  $    0.37  $    0.39  $    0.37  $    0.41  $    0.44  $    0.48
Diluted earnings per share.....  $    0.18  $    0.31  $    0.36  $    0.38  $    0.36  $    0.40  $    0.43  $    0.46

LIQUIDITY AND CAPITAL RESOURCES

    The Company's short-term liquidity needs have generally consisted of operating capital necessary to finance inventories and receivables. Long-term liquidity needs generally relate to capital expenditures necessary to expand the production capacity of its manufacturing operations and to supplement its growth through acquisitions. The Company has satisfied its short- and long-term liquidity needs with cash generated from operations and proceeds from public offerings of its Common Stock in 1995 and 1997, supplemented by available borrowings under its revolving line of credit. The Company currently expects that it will meet its ongoing working capital needs for the next twenty-four months primarily with existing cash, cash generated from operations and the net proceeds from this offering.

    Cash generated from operations totaled $5.1 million and $11.5 million for the years ended December 31, 1997 and 1996, respectively, and was attributable primarily to increased profitability, although cash generated for the year ended December 31, 1997 was partially offset by an increase in inventories and accounts receivable. Cash used in operations was $1.3 million for the year ended December 31, 1995, again primarily due to an increase in inventories and accounts receivable. Working capital on December 31, 1997 was $88.1 million and the ratio of current assets to current liabilities was 3.93 to 1.00. Working capital on December 31, 1996 was $59.0 million and the ratio of current assets to current liabilities was 4.08 to 1.00. The Company's average inventory of $32.9 million for the year ended December 31, 1997 (including $8.0 million of inventories of companies acquired during such period) represented an increase of $12.9 million over the average inventory of $20.0 million for the year ended December 31, 1996.

    Accounts receivable at December 31, 1997 were $8.2 million higher than the balance at December 31, 1996 due primarily to increased sales and to $6.3 million in accounts receivables of companies acquired during the year ended December 31, 1997. For the year ended December 31, 1997, average day sales outstanding were 55 compared to 56 for the year ended December 31, 1996. At December 31, 1997, accounts receivable over 60 days represented 3.8% of accounts receivable.

    Capital expenditures for the year ended December 31, 1997 of $7.7 million were mainly for new or replacement production equipment to increase manufacturing capacity. Capital expenditures amounted to $7.0 million and $2.3 million for the years ended December 31, 1996 and 1995, respectively. For the years ended December 31, 1997, 1996 and 1995, the Company leased certain manufacturing equipment valued at

$0.1 million, $1.7 million and $2.0 million, respectively. Capital expenditures for the year ending December 31, 1998 are expected to be approximately $11.0 million, primarily for the expansion of manufacturing capacity and the upgrade of management information systems.

    At December 31, 1997, bank indebtedness under the Company's unsecured revolving line of credit was $6.2 million. This revolving line of credit terminates on March 31, 1999 and provides for direct borrowings of up to $25.0 million, including letter of credit borrowings up to $3.0 million. Up to $10.0 million of the line of credit may be used without the lender's prior consent for business acquisitions. At December 31, 1997, letters of credit totaling approximately $0.8 million were outstanding under the line of credit. Borrowings under the line of credit averaged $3.8 million for the year ended December 31, 1997. The Company expects to pay the outstanding balance of the line of credit with a portion of the net proceeds of the offering. See "Use of Proceeds."

    Borrowings under the revolving line of credit are available at interest rates equal to either the lender's base rate or the Eurodollar rate plus 0.5% to 1.25% for a fixed period of one, two, three, six or twelve months. At December 31, 1997, the weighted average cost of borrowings under the line of credit was 8.5%. The line of credit contains certain restrictive covenants, including the requirement that the Company maintain minimum levels of tangible capital funds and meet other specified ratio requirements.

    During 1996, the Company was loaned the proceeds from the issuance of $3.57 million in IRBs by the Massachusetts Industrial Finance Agency for the purpose of acquiring and refurbishing a 99,000 square-foot manufacturing facility in New Bedford, Massachusetts, which secures the IRBs. The IRBs mature on July 24, 2016 and carry an average interest rate that adjusts on a weekly basis. The IRBs carried an average interest rate of approximately 3.75% and 3.5% for the years ended December 31, 1997 and 1996, respectively. In addition, an annual fee of 1.0% of the amount of an unsecured stand-by letter of credit is payable to the bank holding the letter of credit and also acting as trustee under the terms of the IRB issuance. The Company has the right to convert from the variable interest rate to a fixed rate established at the time of conversion. The bonds are payable in nineteen annual installments of $180,000 with a final payment of $150,000 due at maturity, all funded through monthly payments of $15,000 to the trustee over the twelve months preceding the installment due dates.

    During 1997, the Company acquired four companies for a total cash purchase price of approximately $22.0 million (subject to additional consideration if certain financial targets are met) and approximately 159,902 shares of Common Stock. Although the Company currently has no commitments with respect to additional acquisitions other than that described under "Summary--Recent Developments," the Company regularly evaluates potential acquisitions of companies that are complementary to its existing business.

INFLATION AND FOREIGN EXCHANGE FLUCTUATION

    The Company believes that inflation has not had a material effect on its business, operating results or financial condition during the three-year period ended December 31, 1997. While the Company does not believe that its business is highly sensitive to inflation, there can be no assurance that future increases in the rate of inflation would not have a material adverse effect on the Company's operations.

    The Company is currently not exposed to foreign exchange risk because foreign sales are denominated in U.S. dollars to U.S.-based trading companies. The Company may seek to manage any such future risk by entering into foreign exchange contracts as management deems appropriate.

                                    BUSINESS

OVERVIEW


    AFC is a designer, manufacturer and supplier of electrical, voice and data distribution products used primarily in the construction and modernization of non-residential buildings. The Company's products include prewired armored cable, flexible conduit, modular wiring systems, lighting controls, electrical fittings and specialty coated metals. The Company believes its prewired armored cable and modular wiring systems offer a total installed cost advantage over traditional, labor intensive wiring methods by eliminating on-site installation time and labor costs associated with bending, connecting and pulling wire through metal pipe. The Company believes that the total available domestic market for its prewired armored cable and flexible conduit products was in excess of $1 billion in 1997. Conventional pipe and wire products accounted for approximately 65% of this market and products such as those manufactured by the Company accounted for the remaining approximately 35%. A significant component of the Company's growth strategy is to convert the pipe and wire portion of the overall market to the more efficient and cost effective solution provided by the Company's products. The Company is the leading manufacturer of prewired armored cable in the United States, with approximately 45% of the sales in the domestic armored cable market based upon Company estimates. In addition to traditional armored cable products, the Company focuses on the creation of proprietary value-added products utilizing the Company's design and engineering expertise and various technologies. These products include color-coded cables used for fire alarm systems and health care facilities, as well as prewired modular wiring systems that are designed and assembled for custom installations.



    The Company's products can be separated into two broad categories: (i) armored cable, flexible conduit, specialty cables, electrical fittings, speciality coated metals and flexible metal fabric and plastic hoses, ducts and connectors, all manufactured by the Wire and Cable Division and (ii) flexible and premise wiring systems and related products and lighting controls manufactured by the America Cable Systems Division. The divisions are vertically integrated in that many of the products manufactured in the America Cable Systems Division utilize components, including cable remnants, produced in the Wire and Cable Division.


    Net sales of the Company's major products (excluding the Company's trucking operations) for the year ended December 31, 1997 were as follows:

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

Armored Cable                           $119.2 million
Flexible Conduit                         $23.6 million
Specialty Cable Products                 $20.2 million
Modular Wiring Systems                   $19.6 million
Custom Cuts, Fixture Whips and
Others                                    $3.9 million
Lighting Products                        $14.9 million
Other Cable Products                     $18.0 million
Wire and Cable Division
America Cable Systems Division

    The Company believes that it is a leading national supplier of many of the products that it manufactures. The following chart illustrates the Company's gross sales by region for the year ended December 31, 1997:

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC


South Atlantic          25%
Mountain
Pacific                 13%
Mid Atlantic            24%
Mid West                14%
New England              8%
South Central           13%
International            3%


INDUSTRY BACKGROUND

    The manufacture and installation of electrical, voice and data distribution products are subject to various building codes as well as safety and performance standards set by industry groups and independent testing laboratories. The National Electric Code ("NEC"), administered by the National Fire Protection Association ("NFPA"), sets the minimum safety standards to which electrical products are manufactured and installed in the United States. NEC standards are enforced and supplemented by the appropriate state, county and municipal authorities having jurisdiction. The federal government also sets specifications (the "Federal Specifications") detailing the requirements for all electrical products to be installed in federal buildings. In addition to building codes, Underwriters Laboratories ("UL"), a nonprofit, independent organization, operates a listing service for electrical and electronic materials and equipment. UL listing is required by national and most electrical codes in the United States. UL conformity assessment includes testing, evaluation and certification, including a review of the manufacturer's facilities. The Canadian Standard Associations ("CSA") and the British Approval Service for Cables ("BASEC") are the equivalent to UL in their respective countries. Most European community countries generally rely on UL or BASEC approval and certification for electrical products.

    The NEC precludes the use of non-metallic sheathed cable in buildings of three stories or higher. The conventional method of wiring a facility involves the use of steel or aluminum pipe which is cut, bent and connected on site by the electrical contractor. Once installed, wire is manually fed through the pipe. An alternative to this pipe and wire method is prewired armored cable, such as that manufactured by the Company. Although the use of prewired armored cable provides several benefits over the pipe and wire method, the most significant of which is the substantial reduction of installation labor costs, the use of certain prewired armored cable products is not currently permitted by local building codes in a limited number of municipalities, including Chicago, San Antonio and Toledo.

STRATEGY

    The Company's business strategy is to extend its leadership position and best serve its end-users by (i) promoting its armored cable, flexible wiring systems and flexible conduit as the preferred alternative to traditional labor intensive pipe and wire method installations; (ii) penetrating the higher margin, higher growth specialty application niche markets through the development and introduction of new products; (iii) pursuing selective acquisitions of companies with products complementary to the Company's existing business; (iv) maintaining its position as a low cost producer in its major product lines without sacrificing its reputation for high quality, innovative products; and (v) maintaining and expanding relationships with its distributors, DIY retailers and OEMs.

    CONTINUED PRODUCT PROMOTION. The Company is committed to the promotion of armored cable, flexible wiring systems and flexible conduit as the preferred alternative to traditional labor intensive pipe and wire installation methods. The Company is continually educating electrical contractors and inspectors, construction consultants, architects, vocational students and other end users about the technological advantages and cost savings of armored cable and flexible wiring systems in the electrical transmission and developing communications markets. The Company estimates the installed cost savings of armored cable systems over pipe and wire installations can range from 30% to 50% depending on product type and contractor labor rates. The Company also has an in-house telemarketing department that researches pending construction projects in an effort to promote AFC's products and, if necessary, change project specifications to allow for prewired armored cable products.

    TARGET NICHE MARKETS. In order to penetrate higher margin, higher growth specialty application niche markets, the Company has focused on the creation of proprietary value added products. This strategy involves the successful transfer of existing technology relating to its core products to new applications. For example, the Company developed its Fire Alarm/Control Cable from its core Metal-Clad (MC) Cable by adding a process-patented red stripe designed to enhance identification by fire inspectors and prevent accidental disabling of fire security systems. Specialty application cable products accounted for approximately 9.2% and 10.5% of net sales for the years ended December 31, 1997 and 1996, respectively.


    PURSUE COMPLEMENTARY ACQUISITIONS. The Company aggressively pursues selective acquisitions of product lines, technologies or companies complementary to its existing business and which the Company typically expects will be accretive to earnings within the first twelve months of combined operations. For example, the Company acquired B&B, a manufacturer and direct marketer of electronic interfaces and connectors that facilitate data communications. In addition to providing a high margin product line, B&B's direct mail and catalog sales efforts serve as a complementary distribution channel for the Company's other electrical products. The Company also recently acquired ALR, a manufacturer of lighting controls. While the acquisition of ALR diversified the Company's existing product line, the Company believes that it can leverage its existing distribution network to increase sales and margins of ALR's products. See "Summary--Recent Developments."


    MAINTAIN POSITION AS LOW COST PRODUCER. The Company strives to be the low cost producer in its major product lines without sacrificing its reputation for high quality, innovative products. AFC's vertically integrated manufacturing operations enable it to source primary raw materials at favorable prices and terms, control inventories and better manage lead times. In addition, the Company has improved its purchasing practices by entering into extended supply contracts and using multiple suppliers. The Company continually reengineers its products to optimize metal content within UL standards without sacrificing the quality of its products.

    EXPAND AND ENHANCE DISTRIBUTION INFRASTRUCTURE. The Company believes that its distributor relationships are essential to maintaining its competitive position in the industry. The Company's sales and marketing personnel regularly educate and train distributors, electrical contractors and engineers on the technological and cost benefits of the Company's products, as well as update them on new product line introductions. The Company also participates as a preferred vendor in marketing and buying groups such as Affiliated Distributors and IMARK, which were developed to increase the access of independent, local distributors to products such as those manufactured by the Company. The Company also maintains its own fleet of trucks which it uses to deliver its products to its customers and for inter-plant transfers of materials. The Company has recently hired a senior sales executive to coordinate the Company's sales efforts to large national accounts that the Company is currently serving through local or regional sales efforts.

PRODUCTS

    WIRE AND CABLE DIVISION. Wire and Cable Division products are utilized for construction (both new and reconstruction, renovation and tenant improvement projects) of offices, commercial buildings, industrial plants, shopping centers, multifamily dwellings, hotels and health care, educational and recreational facilities. Wire and Cable Division products consist primarily of armored cable, flexible conduit, specialty cables, flexible metal, plastic and fabric hoses, ducting and connectors, electrical fittings and connectors and specialty processed metals. Wire and Cable Division Products accounted for approximately $181.0 million, or 82.2%, and approximately $144.3 million, or 89.1%, of the Company's net sales for the years ended December 31, 1997 and 1996, respectively.

    Products manufactured by the Wire and Cable Division include the following:

    - ARMORED CABLE is armor sheathed electrical cable that provides a versatile and economical alternative to traditional pipe and wire. Fully preassembled and tested, armored cable features excellent mechanical protection, consistent color coding and a cost effective electrical installation. Armored cable products are available in steel or aluminum sheathing. Aluminum sheathed armored cable, which reduces a product's weight by 30%, has gained wide customer acceptance over recent years due to ease of preparation and installation and resulting cost savings. Sales of armored cable were approximately $119.2 million, or 54.1%, and approximately $96.2 million, or 59.4%, of the Company's net sales for the years ended December 31, 1997 and 1996, respectively, representing year-over-year growth of 23.9%.

       METAL-CLAD (MC) Cable is a single, steel clad assembly used for power, lighting, control and signal circuits. MC Cable has an internal insulated solid copper ground wire for sensitive applications, including places of public assembly such as convention halls and auditoriums. MC Cable is available in a lighter weight aluminum version, MC Lite.

       AC-90 is 90 DEG.C rated for branch circuits and feeders in commercial, multi-unit residential and industrial applications and for hard wiring fixtures and other high temperature applications. Designed for higher thermal capability, AC-90 provides more usable power per conductor size. AC-90 Lite is the line's lighter weight aluminum version.

    - SPECIALTY CABLE products are specialized applications of the Company's armored cable designed to meet a particular niche of the commercial construction industry. Sales of specialty cable were approximately $20.2 million, or 9.2%, and approximately $17.0 million, or 10.5%, of the Company's net sales for the years ended December 31, 1997 and 1996, respectively, representing year-over-year growth of 18.8%.

       HCF-90 is AC-90 cable that features a fully insulated ground wire providing dual path grounding for branch circuits and feeders where a dedicated ground is required. This product is designed primarily for health care facilities and has a process-patented green striped armor designed to enhance ease of installation and identification. HCF-90 is available in a lighter weight aluminum version, HCF-90 Lite.

       FIRE ALARM/CONTROL CABLE is MC Cable that features a process-patented red striped armor that is designed to enhance identification by fire inspectors and prevent accidental disabling of fire security systems.

       SUPER NEUTRAL CABLE is MC Cable containing an oversized neutral conductor for use in electrical systems in which nonlinear switching loads produce additive, third order harmonic currents which may overload standard size neutral conductors. Typical applications include computer systems, business equipment, variable speed drives, electronic discharge lighting and other switching mode power supplies.

       JACKETED MC CABLE is MC Cable with an added polyvinyl chloride ("PVC") jacket designed for maximum physical circuit protection and identification, and is utilized for installations in wet locations, soil and concrete.

       HOME RUN CABLE is MC Cable that is designed to hold a 6, 8, 12 or 16 wire insulated conductor assembly inside galvanized steel armor, and is utilized for connection to power sources.

       OPTICAL FIBER JACKETED CABLE is MC Cable that features a process patented orange striped armor that is designed for specific control, signaling and data communications applications, such as robotics, video conferencing and local area networks.

    - FLEXIBLE CONDUIT is wireless conduit that provides mechanical protection for electrical wiring where flexibility is required. Flexible conduit can be made of steel, aluminum or plastic and is used in a variety of construction applications as an alternative to pipe. Sales of flexible conduit were approximately $23.6 million, or 10.7%, and approximately $20.7 million, or 12.8%, of the Company's net sales for the years ended December 31, 1997 and 1996, respectively, representing year-over-year growth of 14.0%.

       REDUCED WALL FLEXIBLE CONDUIT provides the strength and durability of heavy gauge pipe at 40% less weight. It installs easily and is available in sizes from 5/16" to 4" diameter. The Company also offers a Reduced Wall Flexible Aluminum Conduit that provides the strength and durability of steel at one-third the weight.

       LIQUID-TIGHT FLEXIBLE CONDUIT, which is offered in both metallic and plastic versions, has been designed for use in factories, foundries and assembly plants. It features a flexible conduit covered by a PVC jacket and is resistant to oil, gasoline, salt spray and toxic fumes. It is available in sizes from 3/8" to 4" diameter.

       OTHER FLEXIBLE CONDUIT includes flexible metal, fabric and plastic hoses, ducting and connectors made for diverse applications such as heavy duty vehicles, material handling and heating and ventilation systems.

    - OTHER PRODUCTS of the Wire and Cable Division contributed approximately $18.0 million, or 8.2%, and approximately $10.4 million, or 6.4%, of the Company's net sales for the years ended December 31, 1997 and 1996, respectively, representing year-over-year growth of 73.0%. Other products include the following:

       SPECIALTY PROCESSED METAL products have developed as a result of the Company's ability to handle, slit and coil metals and supply galvanized strip steel and various alloys of aluminum oscillate coils to a variety of customers primarily in the petroleum drilling industry.

       FITTINGS AND CONNECTORS are designed to connect armored cable and conduit to electrical junction boxes and to join multiple types of conduit. These products compliment the Company's AC, MC and Liquid-Tight product lines.

    AMERICA CABLE SYSTEMS DIVISION. America Cable Systems Division products provide an integrated infrastructure for electrical, voice and data distribution in a modular, plug-in fashion. The products are used primarily in office buildings and retail centers with accessible ceilings and/or accessible floors, and can be reused after retenanting or remodeling. America Cable Systems Division products are completely preassembled for easy on-site installation and are generally accompanied by detailed installation drawings produced by computer aided drafting ("CAD") software. Therefore, these modular wiring products reduce the time of initial installations, as well as the time required to make changes in the office layout during the life of the building. The Company continues to enhance its modular wiring systems used in broader premise wiring markets, which encompass combined voice, data and electrical distribution. The Company also markets through its America Cable Systems Division the lighting controls manufactured by ALR and the electronic interfaces and connectors manufactured by B&B. America Cable Systems Division products have been listed and labeled where required in accordance with UL and CSA standards and comply with the NEC. See "Quality Assurance." Sales of America Cable Systems Division products were approximately $38.4 million, or 17.5%, and approximately $16.7 million, or 10.3%, of the Company's net sales for the years ended December 31, 1997 and 1996, respectively.


    Products manufactured by the America Cable Systems Division include the following:

    - MODULAR WIRING SYSTEMS provide fast and efficient installation for applications such as offices, health care facilities, industrial facilities and educational institutions that require repetitive patterns of branch circuit lighting fixtures and power outlets as well as a high degree of flexibility to meet future needs. The Company estimates that facilities can be completely "fitted out" with an integrated building electrical infrastructure for lighting and power with total installed cost savings of up to 40% over traditional wiring methods. Modular wiring systems include PDQ devices and support mechanisms to which Custom Cut wiring is attached. PDQ System Components enable prefabrication of the entire electrical branch circuit distribution network at the factory and complete system delivery to the job site. Modular wiring systems also include the Company's electronic interfaces and connectors that facilitate data communication. The Company is focusing on advanced modular wiring systems for the premise wiring market, including The Intelligent Floor and The Intelligent Ceiling. Premise wiring systems are custom engineered and pre-assembled by the Company for modular installation and have the ability to supply the voice, data and electrical requirements throughout an entire facility. Sales of modular wiring systems were approximately $19.6 million, or 8.9%, and approximately $12.5 million, or 7.7%, of the Company's net sales for the years ended December 31, 1997 and 1996, respectively, representing year-over-year growth of 56.8%.


    - LIGHTING PRODUCTS include lighting controls, temporary construction lights and high bay lighting systems. Sales of lighting products were approximately $14.9 million, or 6.8%, and approximately $0.7 million, or 0.4%, of the Company's net sales for the years ended December 31, 1997 and 1996, respectively. The increase in sales is primarily related to the recent acquisition of ALR.


    - CUSTOM CUTS AND FIXTURE WHIPS AND OTHER PRODUCTS provide builders with factory cut branch circuit wiring used to connect convenience power receptacles and lighting fixtures on the job site. Custom Cuts and Fixture Whips significantly reduce installation time for branch circuit power distribution systems. Other products include power poles and prenumbered and prebundled conductors. Sales of Custom Cuts, Fixture Whips and other products were approximately $3.9 million, or 1.8%, and approximately $3.7 million, or 2.3%, of the Company's net sales for the years ended December 31, 1997 and 1996, respectively, representing year-over-year growth of 5.4%.

MARKETING

    The Company's products are marketed through over 250 independent regional sales representatives, including several located outside the United States. Sales representatives do not exclusively market the Company's products. At December 31, 1997, approximately 70 of the Company's domestic representatives maintained product inventories on consignment. The independent sales representatives are trained by the Company through a comprehensive marketing program that includes a wide range of product literature, specification sheets and technical brochures. The Company actively markets its advanced engineering capabilities, including CAD, for custom designed integrated systems to electrical contractors, construction engineers and building contractors. The Company currently markets certain of its electronic interfaces and connectors through direct mail and catalog sales and is considering expanding the scope of its catalog offerings to certain of its core products. The Company advertises certain of its product offerings in trade magazines and regularly participates in industry trade shows. The domestic sales representatives are serviced by the Company's fleet of trucks and trailers, which provide delivery and scheduled stock replenishment. The Company believes that its internal trucking capability gives it a competitive advantage by providing prompt delivery to its customers.

    Commensurate with its strategy of promoting armored cable, flexible wiring and flexible conduit as the preferred alternative to traditional labor intensive pipe and wire installation methods, the Company has specifically focused its marketing efforts at electrical contractors and inspectors, construction consultants, architects and other end users. This marketing strategy is particularly important to the marketing efforts of the America Cable Systems Division as its products are often developed to custom specifications. The Company's in-house telemarketing department and field representatives research pending construction projects in an effort to change project specifications to allow for the use of the Company's prewired armored cable products. The Wire and Cable Division has had particular success with this specification strategy in the area of specialty cable products where competition is relatively limited. The Company expects to continue this marketing strategy as it develops new products for broader premise wiring markets. The Company recently hired a senior sales executive to coordinate the Company's sales efforts to large national accounts that the Company is currently serving through local or regional sales efforts.

    Use of certain of the Company's armored cable products is not currently permitted by local building codes in a limited number of municipalities, including Chicago, San Antonio and Toledo. In several instances, the Company has successfully illustrated to municipal building code authorities the benefits and efficiencies of armored cable products over pipe and wire installations, resulting in favorable changes in the particular municipality's building code. For example, during the past three years, several municipalities, including Charleston County, SC, Dade County, FL, Orange County, FL, the city of Springfield, IL, the city of Tampa, FL and Sacramento County, CA, have amended their building codes to approve the use of the Company's metal clad cables. Although the Company expects to continue these efforts, there can be no assurance that it will be successful in influencing other municipalities in adopting similar code changes. The failure to obtain a change in these local codes is not anticipated to have a material adverse effect on the Company's business, operating results or financial condition.

CUSTOMERS

    The Company sells its products primarily to distributors of electrical products for resale to end users. Sales to distributors accounted for approximately 80% and 87% of the Company's net sales during the years ended December 31, 1997 and 1996, respectively. The Company's top ten customers have traditionally accounted for approximately 30% of the Company's gross sales, with no single customer accounting for more than five percent of gross sales. In addition to sales to distributors, the Company directs significant marketing efforts toward DIY retailers and OEMs. Sales to DIY retailers accounted for approximately 7% of the Company's gross sales for each of the years ended December 31, 1997 and 1996, and were comprised mostly of armored cable and flexible conduit. Sales to OEMs accounted for approximately 9% and 6% of the Company's gross sales for each of the years ended December 31, 1997 and 1996.

COMPETITION

    The Company faces competition for many of its core armored cable products and for those products manufactured by the America Cable Systems Division. The Company, however, has experienced less competition with respect to many of its specialty cable products. The Company's competitors include both manufacturers of products similar to those of the Company and producers of alternative electrical, voice and data distribution systems, predominantly pipe and wire. The number and size of the Company's competitors varies depending on the product line. Competition can be generally categorized as either national in scope, with companies that have substantial financial, research and development, manufacturing and marketing resources, or regional in scope, with companies that have more limited product offerings but compete effectively on the basis of price.


    The principal competitive factors in all product markets are price, quality, product features, availability, customer support and distribution strength. The relative importance of each of these factors varies depending on the specific product category. As products mature, such as certain of the Company's core armored cable products, competitive forces tend to drive down prices. In contrast, the Company has been able to maintain higher margins on its specialty cable products and certain of its products manufactured by the America Cable Systems Division. There can be no assurances, however, that this trend will continue. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Patents, Trademarks and Other Intellectual Property."


MANUFACTURING

    The Company's manufacturing operations utilize a wide variety of raw materials for which it has multiple commercial sources, and include a broad variety of processes reflective of the Company's product diversity. See "--Raw Materials." Operations for cable manufacturing at the Wire and Cable Division include drawing copper wire; extruding wire; slitting and galvanizing steel and aluminum used for armor; wrapping, twisting and cutting wire; armoring conductors; and testing for conductor continuity and grounding. The Company's manufacturing equipment allows for a wide assortment of product categories, with armored cable diameters ranging from 1/4" to 2" and flexible conduit diameters ranging from 5/16" to 4". The America Cable Systems Division manufacturing operations primarily consist of metal stamping, riveting, custom wire cutting, component assembly and packaging operations. This division utilizes proprietary tooling in its assembly techniques. Manufacturing operations at the Company's two divisions are vertically integrated, which enables the Company to source primary raw materials at favorable prices and terms, control inventories and better manage lead times. The America Cable Systems Division uses remnants from the Wire and Cable Division in its manufacturing process, thereby reducing the Company's overall scrap ratio.

    The Company is currently operating at close to existing capacity levels at certain of its facilities and expects to use a portion of the net proceeds from the offering and its existing cash balance over the next twenty-four months for additional equipment and facilities to expand manufacturing capacity. See "Risk Factors--Manufacturing Capacity" and "Use of Proceeds."

RAW MATERIALS

    Copper, steel and aluminum used in manufacturing represented approximately 58% of cost of goods sold for the year ended December 31, 1997. The principal raw material used by the Company is copper, which is purchased in the form of redrawn rod from several domestic producers. Price terms are based on monthly average copper prices, as determined by the New York Commodity Exchange, plus a premium. The Company intends to purchase the majority of its 1998 copper requirements from two vendors. The Company expects this practice to continue in the future. See "Risk Factors--Substantial Price Competition, Margin Maintenance and Prices of Raw Materials."

    Other raw materials used by the Company include aluminum, galvanized steel, molding materials, PVC and nylon, for which the Company generally has either alternative sources of supply or access to alternative materials. Supplies of these materials are adequate and are expected to remain so for the foreseeable future.

QUALITY ASSURANCE

    The Company is committed to the philosophy that meeting industry standards and codes is critical to its success, and its products are designed to satisfy the safety and performance standards set by various industrial groups and testing laboratories, including UL, CSA and BASEC.

    The Company has implemented a Total Quality Management ("TQM") program which is intended to maximize customer satisfaction while implementing cost effective production methods. The Company's TQM program embodies an interlocking set of procedures and practices that ensures employees in various departments are adequately trained and directed to continuously implement improvements in quality, service and cost savings. In connection with its TQM program, the Company has obtained ISO 9001 certification at two of its facilities in New Bedford, Massachusetts and ISO 9002 certification at its Byesville, OH facility. ISO 9001 certification is a standard developed by the International Standards Organization that provides a management systems model for process quality assurance in design, development, installation and service. ISO 9002 is a quality systems model for quality assurance in production, installation and service. The Company believes that ISO 9001 and 9002 certifications signify excellence in manufacturing and process integrity, thereby serving as a competitive advantage and strengthening its marketing efforts. There can be no assurance, however, that further certifications will be granted. The Company believes that if additional certifications are not granted at its other facilities, its business and competitive position will not be materially adversely affected.

DEVELOPMENT, DESIGN AND ENGINEERING

    The Company employs 53 draftsmen and engineers and 65 professional technicians that are actively engaged in product and process development. Development and design efforts often result from informal dialogues with major electrical contractors, consulting engineers and facility managers, and generally include product development, testing and analysis, component development and testing, tooling design and resolution of process problems. The Company fabricates some of the tooling and key machinery used in its cable production.

    The Company takes an active role in guiding industry standards. The Company has representatives on the electrical section of the NFPA and the Industry Advisory Council of UL and maintains ongoing relations with standards enforcement organizations such as UL, the NFPA, the International Association of Electrical Inspectors, the National Armored Cable Manufacturers Association and the National Electrical Manufacturing Association.

PATENTS, TRADEMARKS AND OTHER INTELLECTUAL PROPERTY


    The Company believes that its success depends more heavily on name recognition, technical competence and the marketing abilities of its sales representatives than on any individual patent, trademark or copyright. Nevertheless, the Company intends to seek patent coverage for its products and manufacturing technology where appropriate. The Company holds several patents covering certain of its products and processes and also has several registered trademarks. There can be no assurance, however, that the Company's patents will provide adequate protection against competitors who develop or patent similar technology. The Company has recently filed suit against one of its competitors for infringement of the Company's process patented striped armored cable. The Company has not received a response to this claim and there can be no assurance that the Company's patent will not be successfully challenged and invalidated. See "Risk Factors--Competition" and "Business--Competition."


    The Company also relies upon trade secret protection for its confidential and proprietary information. The Company routinely enters into confidentiality agreements with its employees. There can be no assurance, however, that others will not independently obtain similar information and techniques or otherwise gain access to the Company's trade secrets or that the Company can effectively protect its trade secrets.

BACKLOG

    The Company's business is characterized by short-term order and shipment schedules rather than volume purchase contracts. Accordingly, the Company does not consider backlog at any given date to be indicative of future sales. Immediate delivery requirements and the nature of the Company's business preclude any significant backlog.

FACILITIES

    The following table provides information with respect to the Company's facilities:


                                                                                                         OWNED/
LOCATION                                             FACILITY TYPE                         SQUARE FEET   LEASED
-----------------------------  ----------------------------------------------------------  -----------  ---------
New Bedford, MA(1)...........  Assembly--America Cable Systems Division, Fittings and         123,000       Owned
                               Connectors, Administration, Engineering
New Bedford, MA..............  Manufacturing--Conduit and Cable                                71,700       Owned
New Bedford, MA..............  Manufacturing--Wire, Administration, Engineering                64,000       Owned
New Bedford, MA..............  Trucking, Warehousing, Administration                           48,000      Leased
New Bedford, MA..............  Warehousing                                                     15,000      Leased
Fullerton, CA................  Manufacturing--Conduit and Cable, Warehousing                   59,800      Leased
Largo, FL....................  Manufacturing--Conduit and Cable                                39,800      Leased
Largo, FL....................  Distribution Center                                             25,500      Leased
Ottawa, IL(2)................  Manufacturing--Connectors                                       21,000       Owned
Burlington, NJ...............  Manufacturing--Conduit and Cable, Warehousing                   84,500      Leased
Hackettstown, NJ.............  Manufacturing--Lighting Controls and Electrical Devices,        30,000      Leased
                               Administration
Hackettstown, NJ.............  Warehousing                                                     10,000      Leased
Linden, NJ...................  Distribution Center                                             23,800      Leased
Cleveland, OH................  Warehousing; Administration                                     20,700      Leased
Reno, NV.....................  Distribution Center                                             28,000      Leased
Byesville, OH................  Manufacturing--Metal Processing                                 37,000      Leased
Painesville, OH..............  Administration; Manufacturing--Conduit                          49,000      Leased
Bensalem, PA.................  Manufacturing--Metal Processing                                 28,800      Leased
Providence, RI...............  Administration                                                   2,500      Leased
Dallas, TX...................  Manufacturing--America Cable Systems Division                   45,300      Leased


------------------------


(1) This property secures the repayment of the proceeds received from the issuance of approximately $3.6 million in IRBs by the Massachusetts Industrial Finance Agency in July 1996.


(2) This property secures the payment of a loan in the amount of $833,000.

    The Company believes that its facilities are suitable for their present intended purposes and adequate for the Company's current level of operations. The Company, however, is operating at close to existing capacity levels at certain of its facilities and expects to use a portion of the net proceeds from the offering and its existing cash balance over the next twenty-four months for additional equipment and facilities to expand manufacturing capacity. See "Risk Factors--Manufacturing Capacity" and "Use of Proceeds." Additionally, the Company is contemplating opening new distribution facilities to better serve its customer base.

EMPLOYEES

    At February 28, 1998, the Company had 1,205 full-time employees of which 540 employees were represented by labor unions. The Company's union contracts expire July 31, 1998, June 30, 1999, February 4, 2000 and February 23, 2001. Of the Company's employees, 856 are in manufacturing, 107 in administration, 98 in distribution, 82 in engineering and 62 in sales and marketing. The Company has not experienced any work stoppages at its plants and believes its current relations with its employees are good.

ENVIRONMENTAL/LEGAL PROCEEDINGS

    The Company is a party to various nonenvironmental legal proceedings and administrative actions, all of which are incidental to the operations of the Company. In the opinion of the Company's management, such proceedings and actions should not, individually or in the aggregate, have a material adverse effect on the Company's financial condition or results of operations.

    Regarding environmental matters, owners and operators of sites containing hazardous substances, as well as generators of hazardous substances, are subject to broad liability under various federal and state environmental laws and regulations, including liability for clean up costs and damages arising out of past disposal activity. The principal raw material used by the Company is copper, which is classified as a hazardous substance. In addition, prior to the Company's acquisition of its present business, it was engaged in certain activities that may have utilized other hazardous substances. Governmental authorities may seek to impose liability regardless of fault or the legality of the original disposal activity and regardless of whether the Company is otherwise currently responsible for liabilities with respect to such activities. The Company has been named in connection with certain proceedings relating to various properties currently being investigated or remediated for environmental problems arising therefrom. The Company's business was formerly operated as American Flexible Conduit Company Inc. ("American"), a manufacturer of flexible conduit and armored cable products, which commenced operations in 1926. In 1969, Nortek, Inc. ("Nortek") purchased the assets and liabilities of American and subsequently transferred this business to its Monogram Industries, Inc. ("Monogram") subsidiary, incorporated in Delaware in September 1969. In December 1989, a corporation controlled by Mr. Papitto purchased Monogram from Nortek. The purchasing corporation and Monogram were subsequently merged, with Monogram becoming the surviving corporation. In October 1993, the Company changed its name to AFC Cable Systems, Inc. Prior to the sale of the stock of Monogram by Nortek in December 1989, Monogram transferred to another subsidiary of Nortek all the assets and liabilities associated with the businesses not related to the Company's present business operations. In connection with the sale of the stock of Monogram, Nortek agreed to indemnify the Company, subject to certain limitations, for liabilities and obligations of Monogram unrelated to the business operations of Nortek's American Flexible Conduit Division, which had been transferred to the Company in connection with such sale. With the exception of property discussed below located in New Bedford, Massachusetts (the "Sullivan's Ledge Site"), all of the properties being investigated or remediated are unrelated to the business operations acquired.

    In 1984, the United States Environmental Protection Agency ("EPA") placed the Sullivan's Ledge Site on the National Priorities List, which is a list of sites that the EPA has ranked in terms of priority for remedial action pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA"). Under CERCLA, all owners and operators (former and current) and generators can be found jointly and severally liable with respect to the Sullivan's Ledge Site. In March 1990, the EPA requested information from the Company, and the Company admitted that between 1960 and 1969, American, the predecessor of the business currently operated by the Company, had disposed of waste metal at the site. A number of responsible parties entered into a consent decree with regard to a portion of the Sullivan's Ledge Site in June 1991 and, subsequently, such parties as plaintiffs (the "Plaintiffs") have sought contribution in the United States District Court for the District of Massachusetts from twelve corporations, including the Company and Nortek, neither of which were named as potentially responsible parties by the EPA. In the consent decree, the EPA estimated the cost of remediation at the Sullivan's

Ledge Site to be approximately $10-$12 million. The Company has defended and will continue to defend the action based upon its belief that its predecessors contributed only DE MINIMIS amounts of waste material. On December 17, 1996, the United States District Court for the District of Massachusetts entered a judgment in favor of the Company with respect to this claim. As of March 31, 1998, there is an appeal pending with the U.S. Court of Appeals for the First Circuit.

    On March 12, 1998, The Township of Independence, New Jersey (the "Township"), named one of the Company's wholly owned subsidiaries, ALR, in a suit seeking compensation for expenses allegedly incurred by the Township in connection with environmental contamination apparently caused by the predecessor operator of the business of ALR. The Company believes that any amounts recovered by the Township and other costs and expenses associated with this action are, subject to certain limitations, covered by indemnification from the predecessor entity and its stockholders under the related asset purchase agreement.

    The Company is not able to predict with certainty the extent of its ultimate liability with respect to any pending or future environmental matters. However, the Company believes that any such liability with respect to the aforementioned environmental matters will not have a material adverse effect upon its business, financial condition or results of operations.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    The executive officers and directors of the Company and their ages as of the date hereof are as follows:

NAME                                                       AGE                      POSITION WITH COMPANY
-----------------------------------------------------      ---      -----------------------------------------------------

Ralph R. Papitto.....................................          71   Chairman of the Board, Chief Executive Officer and
                                                                    Director

Robert R. Wheeler....................................          53   President, Chief Operating Officer and Director

Raymond H. Keller....................................          60   Vice President, Chief Financial Officer, Secretary,
                                                                    Treasurer and Director

Anthony J. Santoro...................................          55   Director

Malcolm M. Donahue...................................          77   Director

    RALPH R. PAPITTO has been Chairman of the Board and a Director of the Company since December 1989. Mr. Papitto has been Chief Executive Officer since 1995. Until 1990, Mr. Papitto was the Chairman of the Board, Chief Executive Officer and a director of Nortek, an industrial conglomerate. Mr. Papitto founded Nortek in 1967. In 1956, Mr. Papitto founded Glass-Tite Industries, Inc. ("Glass-Tite"), a manufacturer of electronic semiconductor components. Glass-Tite was acquired by GTI Corporation in 1963. Mr. Papitto served as Chairman of the Board of GTI Corporation until 1966. Mr. Papitto is also a director of Lynch Corporation, a communications and multi-media services company, and ACS Industries, Inc., a manufacturer of various industrial products, and is also Chairman of the Board of Trustees of Roger Williams University.

    ROBERT R. WHEELER has been the President and Chief Operating Officer of the Company since December 1995 and a Director of the Company since March 1996. Mr. Wheeler was Executive Vice President and Chief Operating Officer of the Company from October 1995 to December 1995. From 1992 to 1995, Mr. Wheeler served as President and Chief Executive Officer of The North American Industrial Company of BICC Cable, Inc.

    RAYMOND H. KELLER has been Vice President and Chief Financial Officer of the Company since December 1989 and a Director of the Company since October 1993. From January 1989 until joining the Company, he served as the Vice President and Chief Financial Officer of the American Flexible Conduit Division of Nortek. Prior to that time, Mr. Keller held several positions with Microdot, Inc., a multi-industry components manufacturer, most recently as Vice President and Chief Financial Officer of the Microdot, Inc. operating companies. Mr. Keller had been employed by Microdot, Inc. since 1972.

    ANTHONY J. SANTORO has been a Director of the Company since October 1993. Mr. Santoro has been President of Roger Williams University and Rogers Williams University School of Law since August 1993 and served as Dean of Roger Williams University School of Law from July 1992 to August 1993. Prior to that time, Mr. Santoro served as Dean and Professor of Law at Widener University School of Law from 1983 to 1992, Professor of Law at the University of Bridgeport School of Law from 1976 to 1983 and Dean of the University of Bridgeport School of Law from 1976 to 1980.

    MALCOLM M. DONAHUE has been a Director of the Company since March 1996. Mr. Donahue has been a Professor of Law at Suffolk University Law School since 1956. From 1973 to 1991, Mr. Donahue was the Associate Dean of Suffolk University Law School. Mr. Donahue also served as a director of Nortek, Inc. from 1988 to 1992.

                       PRINCIPAL AND SELLING STOCKHOLDERS

    The following table sets forth the beneficial ownership of the Company's Common Stock as of March 31, 1998 and as adjusted to reflect the sale of the Common Stock being offered hereby (assuming no exercise of the Underwriters' over-allotment option) by (i) each person or entity who is known by the Company to own beneficially more than five percent (5%) of the outstanding shares of Common Stock, (ii) each director and certain executive officers of the Company,
(iii) each Selling Stockholder and (iv) all directors and executive officers of the Company as a group. The information as to each person has been furnished by such person, and each person has sole voting power and sole investment power with respect to all shares beneficially owned by such persons except as otherwise indicated and subject to community property laws where applicable. Unless otherwise indicated below, each person or entity listed maintains a mailing address of c/o AFC Cable Systems, Inc., 55 Samuel Barnet Boulevard, New Bedford, MA 02745.

                                                     SHARES BENEFICIALLY                        SHARES BENEFICIALLY
                                                            OWNED                                   OWNED AFTER
                                                    PRIOR TO OFFERING(1)      SHARES TO BE          OFFERING(1)
                                                   -----------------------        SOLD        -----------------------
                                                     NUMBER      PERCENT      IN OFFERING       NUMBER      PERCENT
                                                   ----------  -----------  ----------------  ----------  -----------
FMR Corp.........................................   1,479,950        12.9%         --          1,479,950        11.9%
  82 Devonshire Street
  Boston, MA 02109
Wellington Management Company, LLP...............     637,500         5.6%         --            637,500         5.1%
  75 State Street
  Boston, MA 02129
Ralph R. Papitto (2).............................   2,348,657        20.4%        500,000      1,848,657        14.8%
Robert R. Wheeler (3)............................      89,081       *              50,000         39,081       *
Raymond H. Keller (4)............................      62,399       *              --             62,399       *
Malcolm M. Donahue (5)...........................       3,274       *              --              3,274       *
Anthony J. Santoro (6)...........................       5,000       *              --              5,000       *
Aurelia A. Young (7).............................      75,000       *              75,000         --          --
  300 Commercial Street
  Apartment #307
  Boston, MA 02109
Ralph R. Papitto 1995 Trust
  for David John Papitto (8).....................      75,000       *              75,000         --          --
  c/o State Street Bank and Trust Company
  225 Franklin Street
  Boston, MA 02110
All Directors and Executive Officers of
  the Company as a Group (5 persons) (9).........   2,658,411        22.9%        550,000      1,958,411        15.6%

------------------------

*   Less than one percent.

(1) Based on 11,462,410 shares of Common Stock outstanding as of March 31, 1998 and approximately 12,400,928 shares of Common Stock outstanding after completion of this offering.

(2) Includes 43,750 shares subject to stock options exercisable within sixty days of the date hereof.

(3) Includes 61,250 shares subject to stock options exercisable within sixty days of the date hereof (of which options to purchase 50,000 shares of Common Stock are being exercised and the underlying shares are being sold in the offering) and 19,977 shares of restricted stock on which forfeiture provisions lapse with respect to 9,925 shares on March 11, 1999, and 5,026 shares on each of March 13, 1999 and March 13, 2000, and 1,050 shares held pursuant to the Company's 401(k).

(4) Includes 48,437 shares subject to stock options exercisable within sixty days of the date hereof, 9,205 shares of restricted stock on which forfeiture provisions lapse with respect to 3,358 shares on March 11, 1999, 2,923 on March 13, 1999 and 2,924 on March 13, 2000 and 672 shares held pursuant to the Company's 401(k).

(5) Includes 2,500 shares subject to stock options exercisable within sixty days of the date hereof.

(6) Includes 3,750 shares subject to stock options exercisable within sixty days of the date hereof.

(7) Aurelia A. Young is the daughter of Ralph R. Papitto.

(8) David John Papitto is the son of Ralph R. Papitto.

(9) Includes the shares listed in (2)-(6) inclusive.

                          DESCRIPTION OF CAPITAL STOCK


    The authorized capital stock of the Company consists of 15,000,000 shares of Common Stock, $.01 par value, and 1,000,000 shares of Preferred Stock, $.01 par value (the "Preferred Stock"). As of March 31, 1998, there were 11,462,410 shares of Common Stock issued and outstanding and no shares of Preferred Stock issued and outstanding. Subject to approval of the stockholders of the Company, the Company intends to increase the number of its authorized shares of Common Stock to 50,000,000.


COMMON STOCK

    Holders of record of Common Stock are entitled to one vote for each share held of record and do not have any preemptive, conversion or other rights to subscribe for additional shares of Common Stock or any other securities of the Company. There are no cumulative voting rights. Consequently, the holder or holders of record of more than 50% of the outstanding shares of Common Stock can elect all of the Company's Board of Directors. Immediately subsequent to the offering, Mr. Papitto will hold approximately 14.8% of the Company's Common Stock. As a result of his ownership, Mr. Papitto will be in a position to exert significant influence over the affairs of the Company, including potential acquisitions, sales and changes in control of the Company. See "Principal and Selling Stockholders." Holders of record of Common Stock are entitled to such dividends as may be declared by the Board of Directors out of funds legally available therefor. On liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive pro rata the net assets of the Company remaining after the payment of all creditors and liquidation preferences, if any. All issued and outstanding shares of Common Stock are, and the shares offered hereby by the Company, when issued and paid for, will be validly issued, fully paid and nonassessable.

PREFERRED STOCK

    The Company's Board of Directors is authorized, subject to any limitations prescribed by law, from time to time to issue up to an aggregate of 1,000,000 shares of Preferred Stock in one or more series, each of such series to have such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, and such qualifications, limitations or restrictions thereof, as shall be determined by the Board of Directors in a resolution or resolutions providing for the issue of such Preferred Stock. Thus, any series, may, if so determined by the Board of Directors, have full voting rights with the Common Stock or superior or limited voting rights, be convertible into Common Stock or another security of the Company, and have such other relative rights, preferences and limitations as the Company's Board of Directors shall determine. As a result, any class or series of Preferred Stock could have rights which would adversely affect the rights of the holders of the Common Stock. The shares of any class or series of Preferred Stock need not be identical. The Company has no present intention to issue any of its authorized shares of Preferred Stock. However, the issuance of a new series of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions or other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or discouraging a third party from acquiring, a majority of the outstanding voting stock of the Company.

REGISTRATION RIGHTS

    In connection with the acquisition of B&B Electronics Manufacturing Company ("B&B"), the Company and the prior stockholders of B&B (the "Prior B&B Stockholders") entered into a Registration Rights Agreement (the "B&B Registration Agreement") with respect to the 75,000 shares of Common Stock delivered to the Prior B&B Stockholders in partial payment of the purchase price. In connection with the acquisition of the Federal Hose Division of FLEXFAB Horizons International, Inc. ("FLEXFAB"), the Company also entered into a Registration Rights Agreement with FLEXFAB (the "FLEXFAB Registration Rights Agreement") with respect to the 11,364 shares of Common Stock delivered to FLEXFAB in partial payment of the Purchase Price. Each of the B&B Registration Agreement and FLEXFAB Registration Rights Agreement provides, subject to certain limitations, that if the Company registers any of its Common Stock for its own account or for the account of other security holders, the Prior B&B Stockholders and FLEXFAB are entitled to include their shares of Common Stock in the registration. The Prior B&B Stockholders and FLEXFAB have elected not to participate in the offering.

    The Company expects to issue approximately 11,000 additional shares of Common Stock of the Company to the Prior B&B Stockholders in connection with the satisfaction of certain earnout payments relating to the year ended December 31, 1997. The additional shares of Common Stock are subject to the registration rights set forth in the B&B Registration Agreement.

CERTAIN CHARTER AND BY-LAW PROVISIONS

    The Company's Certificate of Incorporation and By-Laws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors of the Company and in the policies formulated by the Board of Directors and to delay, defer or prevent a change in control of the Company if the Board determines that such a change in control is not in the best interest of the Company and its stockholders. These provisions could have the effect of discouraging certain attempts to acquire the Company or remove incumbent management even if some or a majority of the Company's stockholders deemed such an attempt to be in the Company's best interest.

    Pursuant to the Certificate of Incorporation and By-Laws of the Company, the Board of Directors of the Company is divided into three classes serving staggered three year terms. Directors can be removed from office only for cause and only by the affirmative vote of a majority of the voting power of the then outstanding shares of capital stock of the Company entitled to vote generally in the election of directors. Management believes that these provisions (the "Provisions"), taken together, reduce the possibility that a third party could effect a change in the composition of the Board of Directors of the Company without the support of the incumbent board. The Provisions, however, may have significant effects on the ability of stockholders of the Company to change the composition of the incumbent board, to benefit from transactions which are opposed by the incumbent board, to assume control of the Company or effect a fundamental corporate transaction such as a merger. Nevertheless, although the Company has not experienced any problems in the past with the continuity or stability of the board, management believes that the Provisions help assure the continuity and stability of the Company's policies in the future, since the majority of the directors at any time will have prior experience as directors of the Company.

    The Certificate of Incorporation provides that so long as the Company has a class of capital stock registered under the Securities Exchange Act of 1934, all stockholder action must be effected at a duly called meeting, and not by a consent in writing. The Certificate of Incorporation also prohibits any stockholder from directly calling a special meeting of stockholders of the Company.

    The Certificate of Incorporation authorizes and the By-Laws establish procedures, including advance notice procedures, with regard to the nomination, other than by or at the direction of the Board of Directors, of candidates for election as directors and with regard to certain matters to be brought before meetings of stockholders of the Company. In general, notice must be received by the Company not less than 60 days nor more than 90 days prior to the meeting and must contain certain specified information concerning the stockholder submitting the proposal and the persons to be nominated or the matters to be brought before the meeting. In addition, the By-Laws require that any such nomination of candidate for election as a director be accompanied by a petition signed by at least 100 record holders of capital stock entitled to vote generally in the election of directors, representing in the aggregate 1% or more of the outstanding capital stock entitled to vote thereon. Such procedures also authorize regulation of the order of business and conduct of stockholder meetings, the authority of the presiding officer and attendance at such meetings.

    The Certificate of Incorporation also contains supermajority voting provisions intended to protect the Company's stockholders from certain possible abuses in connection with unsolicited attempts to gain control of the Company. These provisions require the affirmative vote of the holders of 80% of the outstanding shares of capital stock of the Company entitled to vote generally in the election of directors to approve a "Business Combination" (a broadly defined term which includes mergers and other major corporate transactions) involving the Company and a Related Person (as defined below). The special voting requirements do not apply if the "continuing directors" (as defined in the Certificate of Incorporation) approve the Business Combination or the transaction in which a person becomes a Related Person. A "Related Person" is defined as any individual, corporation, partnership, unincorporated association or other person or entity, together with its affiliates and associates, which beneficially owns (as defined in the Certificate of Incorporation) 5% or more of the Company's outstanding voting stock but does not include persons and their affiliates and associates who beneficially owned 5% or more of the Company's outstanding voting stock on April 1, 1994. The Board of Directors is permitted pursuant to the Certificate of Incorporation to consider special factors, such as employee welfare and the future prospects of the Company, when evaluating proposed tender or exchange offers or Business Combinations. The affirmative vote of 80% of the outstanding shares of capital stock entitled to vote generally in the election of directors, excluding shares beneficially owned by a Related Person, is required to amend the provisions referred to above relating to the approval of Business Combinations.

    The requirement of a supermajority vote to approve Business Combinations could enable a minority of the Company's stockholders to exercise veto powers over such transactions. The Company's executive officers and directors will retain beneficial ownership of approximately 15.6% of the Company's Common Stock outstanding after the offering.

    The Certificate of Incorporation provides that no director of the Company shall be liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty, except to the extent otherwise required by Delaware General Corporation Law ("DGCL"). This provision does not prevent stockholders from obtaining injunctive or other equitable relief against directors nor does it shield directors from liability under federal or state securities laws.

DELAWARE ANTITAKEOVER LAW

    Generally, under Section 203 of the DGCL (the "Delaware antitakeover law"), certain "business combinations" between a Delaware corporation and an "interested stockholder" are prohibited for a three year period following the date such stockholder became an interested stockholder, unless: (i) the corporation has elected in its certificate of incorporation not to be governed by the Delaware antitakeover law; (ii) the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder; (iii) upon consummation of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or (iv) the business combination was approved by the board of directors of the corporation and ratified by two thirds of the voting stock which the interested stockholder did not own. The three-year prohibition also does not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors. The term "business combination" is defined generally to include mergers or consolidations between a Delaware corporation and an "interested stockholder," transactions with an "interested stockholder" involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an interested stockholder's percentage ownership of stock. The term "interested stockholder" is defined generally as those stockholders who become beneficial owners of 15% or more of a Delaware corporation's voting stock. The Company has elected in its Certificate of Incorporation not to be governed by the Delaware antitakeover law.

TRANSFER AGENT AND REGISTRAR

    The Transfer Agent and Registrar for the Common Stock is Boston EquiServe, L.P.

                        SHARES ELIGIBLE FOR FUTURE SALE


    Upon completion of this offering, based upon the number of shares outstanding as of March 31, 1998, the Company will have approximately 12,400,928 shares of Common Stock outstanding. Of these shares, all but 1,936,843 shares will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), except for any shares purchased by an "affiliate" of the Company as that term is defined in Rule 144 under the Securities Act (an "Affiliate"). Any shares purchased in this offering or in the open market by an Affiliate may not be resold except pursuant to an effective registration statement filed by the Company or an applicable exemption from registration, including an exemption under Rule 144.



    The Company's 1993 Equity Incentive Plan, 1993 Stock Option Plan for Non-Employee Directors and 1997 Equity Incentive Plan (collectively, the "Plans") allow it to issue options and other awards covering up to an aggregate of 1,125,000 shares of Common Stock to its directors, employees and consultants, of which options for 835,312 shares are currently issued and outstanding, subject to vesting, and of which 179,601 shares of restricted stock are issued and outstanding and subject to forfeiture restrictions. The Company previously filed registration statements under the Securities Act to register shares of Common Stock reserved for issuance under the Plans. Subject to the volume limitations applicable to Affiliates under Rule 144 and the Lock-up Agreements described below, the shares registered under such registration statements are available for sale in the open market, except to the extent that such shares are subject to vesting restrictions with the Company.


    The Company's Board of Directors has recently approved the 1998 Equity Incentive Plan which will allow the Company to issue to its directors, employees and consultants options and other awards covering up to an aggregate of 600,000 shares of Common Stock outstanding following the consummation of the offering. The 1998 Equity Incentive Plan is subject to approval by the Company's Stockholders at their annual meeting. Pending such approval, the Company has authorized the issuance of options to purchase 350,500 shares of Common Stock to certain employees and intends to file a registration statement under the Securities Act to register the shares of Common Stock reserved for issuance under the Plan.

    In general, under Rule 144, a person, including an Affiliate, who has beneficially owned restricted securities for at least one year is entitled to sell, within any three-month period, a number of such shares that does not exceed the greater of (i) 1% of the then outstanding shares of Common Stock or
(ii) the average weekly trading volume in the Common Stock during the four calendar weeks preceding the date on which notice of such sale is filed, provided that certain requirements concerning availability of public information, manner of sale and notice of sale are satisfied. In addition, under Rule 144(k), a person who is not an Affiliate and has not been an Affiliate for at least three months prior to the sale and who has beneficially owned restricted securities for at least two years is entitled to sell such shares immediately without compliance with the foregoing requirements of Rule 144. In meeting the one- and two-year holding periods described above, a holder of restricted securities can include the holding periods of a prior owner who was not an Affiliate. The one- and two-year holding periods do not begin to run until the full purchase price or other consideration is paid by the person acquiring the restricted securities from the issuer or an Affiliate.

    The Company, its executive officers, directors, and certain employees, certain of the Prior B&B Stockholders, and FLEXFAB, who in the aggregate hold 1,920,825 shares of Common Stock (after giving effect to the sale of the shares of Common Stock hereby), have agreed for a period of 180 days after the date of this Prospectus not to sell or otherwise dispose of any shares of Common Stock or securities convertible into or exchangeable for Common Stock without the prior written consent of the Representatives except for: (i) the sale of the shares hereunder; (ii) the issuance by the Company of Common Stock pursuant to the exercise of options under the Company's equity based plans; (iii) the grant by the Company of stock options after the date of this Prospectus under the Company's equity based plans; or (iv) transfers by gift, will or intestacy or to immediate family members, provided that the transferee agrees to the same limitations. In addition, Sutro & Co. Incorporated ("Sutro"), one of the representatives of the underwriters of the Company's initial public offering, has agreed for a period of 180 days after the date of this Prospectus not to dispose of 16,018 shares of Common Stock without the prior written consent of the Representatives. See "Underwriting."

    The Prior B&B Stockholders and FLEXFAB are entitled to certain registration rights. See "Description of Capital Stock--Registration Rights."

    No prediction can be made as to the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price of the Common Stock prevailing from time to time. Sales of significant amounts of the Common Stock in the public market could adversely affect the market price of the Common Stock.

                                  UNDERWRITING

    The Underwriters named below have severally agreed, subject to the terms and conditions of the Underwriting Agreement, to purchase from the Company and the Selling Stockholders the number of shares of Common Stock set forth opposite their respective names below. The Underwriters are committed to purchase and pay for all such shares if any are purchased.


                                                                                   NUMBER OF
UNDERWRITER                                                                          SHARES
---------------------------------------------------------------------------------  ----------
Tucker Anthony Incorporated......................................................
Robert W. Baird & Co. Incorporated...............................................
Jefferies & Company, Inc.........................................................
The Robinson-Humphrey Company, LLC...............................................

                                                                                   ----------
    Total........................................................................   1,500,000
                                                                                   ----------
                                                                                   ----------


    The Underwriters have advised the Company and the Selling Stockholders that they propose to offer the Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may allow selected dealers a
concession of not more than $         per share, and the Underwriters may allow,
and such dealers may re-allow, a concession of not more than $         per share
to certain other dealers. After the public offering, the price and concessions and reallowances to dealers may be changed by the Underwriters. The Common Stock is offered subject to receipt and acceptance by the Underwriters and to certain other conditions, including the right to reject orders in whole or in part.

    The Company has granted the Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to a maximum of 225,000 additional shares of Common Stock to cover overallotments, if any. If the Underwriters exercise such option, the Underwriters have severally agreed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the foregoing table. The Underwriters may exercise such option only to cover over-allotments, if any, in connection with this offering.

    The Underwriters have informed the Company that they do not expect to make any sales to accounts over which the Underwriters exercise discretionary authority.

    The Underwriting Agreement provides that the Company and the Selling Stockholders will indemnify the several Underwriters against certain liabilities, including civil liabilities under the Securities Act, or will contribute to payments the Underwriters may be required to make in respect thereof.

    The Company, its executive officers, directors, and certain employees, certain of the Prior B&B Stockholders and FLEXFAB have agreed not to offer, sell or otherwise dispose of any shares of Common Stock or any equity securities or securities convertible into or exchangeable for equity securities or any options, rights or warrants with respect to any equity securities for a period of 180 days after the date of this Prospectus without the prior written consent of the Representatives except for: (i) the sale of the shares hereunder; (ii) the issuance by the Company of Common Stock pursuant to the exercise of options under the Company's equity based plans; (iii) the grant by the Company of stock options after the date of this Prospectus under the Company's equity based plans; or (iv) transfers by gift, will or intestacy or to immediate family members, provided that the transferee agrees to the same limitations. In addition, Sutro has agreed for a period of 180 days after the date of this Prospectus not to dispose of 16,018 shares of Common Stock without the prior written consent of the Representatives. See "Shares Eligible for Future Sale."

    The Representatives, on behalf of the Underwriters, may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specific maximum. Syndicate covering transactions involve purchases of the securities in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the Representatives to reclaim a selling concession from a syndicate member when the securities originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the securities to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

    The validity of the shares of Common Stock offered by the Company hereby will be passed upon for the Company by Ropes & Gray, Boston, Massachusetts. Certain legal matters will be passed upon for the Underwriters by Peabody & Brown, Boston, Massachusetts.

                                    EXPERTS

    The consolidated financial statements and schedule of the Company at December 31, 1996 and 1997, and for each of the three years in the period ended December 31, 1997, appearing or incorporated by reference in this Prospectus and the related Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere or incorporated by reference herein and in such Registration Statement, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

    The Company is subject to the reporting requirements of the Exchange Act and in accordance therewith files annual and quarterly reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission pursuant to the informational requirements of the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at 450

Fifth Street, N.W., Room 1024, Judiciary Plaza, Washington, D.C. 20549, as well as at the Commission's Regional Offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding the Company; the address of such site is http:// www.sec.gov. The Company's Common Stock is quoted on the Nasdaq National Market. Reports, proxy and information statements and other information concerning the Company can also be inspected at the National Association of Securities Dealers, Inc. at 1735 K Street, N. W., Washington, D.C. 20006.

    The Company has filed with the Commission a Registration Statement on Form S-3 (including all amendments and exhibits thereto, the "Registration Statement") under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, omits certain of the information contained in the Registration Statement and the exhibits and schedules thereto on file with the Commission pursuant to the Securities Act and the rules and regulations of the Commission thereunder. For further information with respect to the Company and its Common Stock, reference is made to the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus regarding the contents of any agreement or other document filed as an exhibit to the Registration Statement are not necessarily complete, and in each instance reference is made to the copy of such agreement filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement, including the exhibits and schedules thereto, can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at certain of its Regional Offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents filed with the Commission pursuant to the Exchange Act are incorporated by reference in this Prospectus: (i) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 as filed with the Commission on March 31, 1998 (ii) the Company's Proxy Statement for the 1998 Annual Meeting of Stockholders and (iii) the description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A filed under
Section 12 of the Exchange Act, including any amendment or report updating such description. All documents filed by the Company with the Commission pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the initial filing of the Registration Statement and prior to the termination of this offering, shall be deemed to be incorporated by reference herein and to be a part hereof from the respective dates of the filing of such documents.

    Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon written or oral request of any such person, a copy of any and all of such documents (other than exhibits to such documents which are not specifically incorporated by reference into such documents). Requests for such copies should be directed to the Chief Financial Officer, AFC Cable Systems, Inc., 55 Samuel Barnet Boulevard, New Bedford, MA 02745 (Telephone Number (508) 998-1131).

                         INDEX TO FINANCIAL STATEMENTS

ANNUAL FINANICAL STATEMENTS OF THE COMPANY:

                                    CONTENTS

Report of Independent Auditors........................................................        F-2
Consolidated Balance Sheets--December 31, 1996 and 1997...............................        F-3
Consolidated Statements of Income--Years ended December 31, 1995, 1996, and 1997......        F-4
Consolidated Statements of Shareholders' Equity--Years ended December 31, 1995, 1996
  and 1997............................................................................        F-5
Consolidated Statements of Cash Flows--Years ended December 31, 1995, 1996, and
  1997................................................................................        F-6
Notes to Financial Statements.........................................................        F-7

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
AFC Cable Systems, Inc.

    We have audited the accompanying consolidated balance sheets of AFC Cable Systems, Inc. as of December 31, 1997 and 1996 and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of AFC Cable Systems, Inc. at December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                                               ERNST & YOUNG LLP

Providence, Rhode Island
February 17, 1998

                            AFC CABLE SYSTEMS, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                                                   DECEMBER 31,
                                                                                               --------------------
                                                                                                 1996       1997
                                                                                               ---------  ---------

                                                                                                 ($ IN THOUSANDS)
ASSETS
Current assets:
  Cash and cash equivalents (NOTE 1).........................................................  $     980  $   2,803
  Marketable securities (NOTE 3).............................................................     30,508     40,434
  Accounts receivable, net of allowance for doubtful accounts and sales allowances of $3,140
    in 1996 and $3,870 in 1997...............................................................     23,919     32,127
  Inventories:
    Finished goods...........................................................................     11,559     26,333
    Work-in-process..........................................................................      3,702      7,385
    Raw materials............................................................................      5,665      6,219
                                                                                               ---------  ---------
                                                                                                  20,926     39,937
Current deferred taxes (NOTE 9)..............................................................        637      1,491
Other current assets.........................................................................      1,121      1,439
                                                                                               ---------  ---------
Total current assets.........................................................................     78,091    118,231
Property, plant and equipment:
  Land.......................................................................................        510      1,190
  Buildings and improvements.................................................................      8,754     10,173
  Machinery and equipment....................................................................     16,050     23,207
  Furniture and fixtures.....................................................................      1,791      2,412
  Construction in progress...................................................................         83        364
                                                                                               ---------  ---------
                                                                                                  27,188     37,346
  Less accumulated depreciation..............................................................      9,482     12,409
                                                                                               ---------  ---------
Net property, plant and equipment............................................................     17,706     24,937
Goodwill, net of accumulated amortization of $122 in 1996 and $373 in 1997...................      1,175     16,497
Other long-term assets, net..................................................................        951      1,464
                                                                                               ---------  ---------
Total assets.................................................................................  $  97,923  $ 161,129
                                                                                               ---------  ---------
                                                                                               ---------  ---------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt..........................................................  $     270  $     227
  Revolving credit note payable (NOTE 4).....................................................      2,000      6,230
  Accounts payable...........................................................................     12,471     12,536
  Accrued expenses:
    Payroll and employee benefits............................................................      2,506      3,609
    Other (NOTE 6)...........................................................................      1,885      7,488
                                                                                               ---------  ---------
  Total accrued expenses.....................................................................      4,391     11,097
                                                                                               ---------  ---------
Total current liabilities....................................................................     19,132     30,090
Long-term debt (NOTE 4)......................................................................      3,300      3,893
Deferred income taxes (NOTE 9)...............................................................      1,547      1,570
Other long-term liabilities..................................................................        954      2,441
Commitments and contingencies (NOTES 7 AND 8)................................................         --         --
Shareholders' equity (NOTE 10):
  Preferred stock, $.01 par value, 1,000,000 shares authorized, none issued..................         --         --
  Common stock, $.01 par value, 15,000,000 shares authorized, 9,168,781 and 11,397,854 shares
    issued and outstanding in 1996 and 1997, respectively....................................         73        114
  Paid-in capital............................................................................     48,011     79,110
  Other......................................................................................        218      1,021
  Treasury stock, 6,031 and 6,411 shares in 1996 and 1997, respectively, at cost.............        (82)       (92)
  Retained earnings..........................................................................     24,770     42,982
                                                                                               ---------  ---------
Total shareholders' equity...................................................................     72,990    123,135
                                                                                               ---------  ---------
Total liabilities and shareholders' equity...................................................  $  97,923  $ 161,129
                                                                                               ---------  ---------
                                                                                               ---------  ---------


                            See accompanying notes.

                            AFC CABLE SYSTEMS, INC.

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                                   YEARS ENDED DECEMBER 31,
                                                                              ----------------------------------
                                                                                 1995        1996        1997
                                                                              ----------  ----------  ----------

                                                                              ($ IN THOUSANDS, EXCEPT PER SHARE
                                                                                            DATA)
Net sales...................................................................  $  139,483  $  161,868  $  220,264
Cost of goods sold..........................................................     107,087     118,487     156,479
                                                                              ----------  ----------  ----------
Gross profit................................................................      32,396      43,381      63,785
Selling, general and administrative expenses................................      21,926      26,384      35,483
                                                                              ----------  ----------  ----------
Income from operations......................................................      10,470      16,997      28,302
Other income (expense):
  Interest expense..........................................................        (614)       (728)       (620)
  Investment income.........................................................       3,001       2,339       2,141
  Other, net................................................................          39         (48)       (192)
                                                                              ----------  ----------  ----------
                                                                                   2,426       1,563       1,329
                                                                              ----------  ----------  ----------
Income before income taxes..................................................      12,896      18,560      29,631
Income taxes (NOTE 9).......................................................       4,791       7,100      11,392
                                                                              ----------  ----------  ----------
Net income..................................................................  $    8,105  $   11,460  $   18,239
                                                                              ----------  ----------  ----------
                                                                              ----------  ----------  ----------
Basic earnings per common share (NOTE 11)...................................  $      .92  $     1.25  $     1.71
                                                                              ----------  ----------  ----------
                                                                              ----------  ----------  ----------
Diluted earnings per common share (NOTE 11).................................  $      .90  $     1.23  $     1.66
                                                                              ----------  ----------  ----------
                                                                              ----------  ----------  ----------


                            See accompanying notes.

                            AFC CABLE SYSTEMS, INC.
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                                          RETAINED
                                                                                                          EARNINGS
                                                          COMMON      PAID-IN               TREASURY    (ACCUMULATED
                                                           STOCK      CAPITAL     OTHER       STOCK       DEFICIT)      TOTAL
                                                        -----------  ---------  ---------  -----------  ------------  ----------
                                                                                    ($ IN THOUSANDS)
Balance at December 31, 1994..........................   $      55   $  25,871  $    (744)  $      --    $    5,205   $   30,387
Net income for 1995...................................          --          --         --          --         8,105        8,105
Proceeds from issuance of 2,203,125 shares of common
  stock...............................................          18      21,906         --          --            --       21,924
Repurchase of restricted stock, net...................          --          --         --         (30)           --          (30)
Amortization of compensation (NOTE 10)................          --          --        191          --            --          191
Exercise of stock options (NOTE 10)...................          --         140         --          --            --          140
Adjustment to unrealized gains (losses) on
  available-for-sale securities, net of tax...........          --          --        593          --            --          593
Other.................................................          --           1         --          --            --            1
                                                               ---   ---------  ---------         ---   ------------  ----------
Balance at December 31, 1995..........................          73      47,918         40         (30)       13,310       61,311
Net income for 1996...................................          --          --         --          --        11,460       11,460
Repurchase of restricted stock, net...................          --          --         --         (52)           --          (52)
Amortization of compensation (NOTE 10)................          --          --        189          --            --          189
Cancellation of 32,375 restricted shares..............          --        (276)       276          --            --           --
Exercise of stock options and related tax benefit
  (NOTE 10)...........................................          --         369         --          --            --          369
Adjustment to unrealized gains (losses) on
  available-for-sale securities, net of tax...........          --          --       (287)         --            --         (287)
                                                               ---   ---------  ---------         ---   ------------  ----------
Balance at December 31, 1996..........................          73      48,011        218         (82)       24,770       72,990
Net income for 1997...................................          --          --         --          --        18,239       18,239
Proceed from issuance of 1,937,500 shares of common
  stock...............................................          16      27,552         --          --            --       27,568
Repurchase of restricted stock, net...................          --          --         --         (10)           --          (10)
Amortization of compensation (NOTE 10)................          --          --         15          --            --           15
Employee stock awards.................................           1         651         --          --            --          652
Exercise of stock options and warrants and related tax
  benefit (NOTE 10)...................................          --         647         --          --            --          647
Issuance of 136,364 shares of common stock for
  acquisitions and related fees (NOTE 2)..............           1       2,249         --          --            --        2,250
Adjustment to unrealized gains (losses) on
  available-for-sale securities, net of tax...........          --          --        788          --            --          788
Five-for-four stock split effected in the form of a
  dividend............................................          23          --         --          --           (27)          (4)
                                                               ---   ---------  ---------         ---   ------------  ----------
Balance at December 31, 1997..........................   $     114   $  79,110  $   1,021   $     (92)   $  $42,982   $  123,135
                                                               ---   ---------  ---------         ---   ------------  ----------
                                                               ---   ---------  ---------         ---   ------------  ----------

                            See accompanying notes.

                            AFC CABLE SYSTEMS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                      YEARS ENDED DECEMBER 31,
                                                                                   -------------------------------
                                                                                     1995       1996       1997
                                                                                   ---------  ---------  ---------

                                                                                          ($ IN THOUSANDS)
OPERATING ACTIVITIES
Net income.......................................................................  $   8,105  $  11,460  $  18,239
Adjustments to reconcile net income to net cash provided by operating activities:
  Depreciation...................................................................      1,860      2,235      2,927
  Amortization of intangibles....................................................        195        776        251
  Net gain on sale of property, plant and equipment..............................         --        (54)        --
  Net gain realized on available-for-sale securities.............................     (1,720)      (618)       (88)
  Deferred income taxes..........................................................         12         77       (428)
  Provision for bad debts........................................................         76        263        209
  Provision for sales allowances.................................................        480        719        193
  Compensation expense for restricted stock and compensatory options.............        292        239         91
  Increase (decrease) in cash arising from changes in assets and liabilities:
    Accounts receivable..........................................................     (2,694)    (4,326)    (2,935)
    Inventories..................................................................     (6,732)    (1,564)   (14,001)
    Other current assets.........................................................       (289)      (106)      (197)
    Other long-term assets.......................................................       (996)      (431)      (403)
    Accounts payable.............................................................        899        631     (2,958)
    Accrued payroll and employee benefits........................................        (80)     1,030        969
    Other accrued liabilities....................................................       (703)       974      1,747
    Other long-term liabilities..................................................         --        154      1,486
                                                                                   ---------  ---------  ---------
Net cash provided by (used in) operating activities..............................     (1,295)    11,459      5,102

INVESTING ACTIVITIES
Acquisitions, including expenses, less cash acquired (NOTE 2)....................         --         --    (20,598)
Capital expenditures, net........................................................     (2,340)    (6,970)    (7,687)
Proceeds from sale of property, plant and equipment..............................         --        195         --
Purchase of available-for-sale securities........................................    (44,907)   (29,063)   (47,505)
Proceeds from sale of available-for-sale securities..............................     22,601     24,349     40,350
                                                                                   ---------  ---------  ---------
Net cash used in investing activities............................................    (24,646)   (11,489)   (35,440)
FINANCING ACTIVITIES
Proceeds from revolving line of credit borrowings................................     52,948     60,615     94,375
Repayments of revolving line of credit borrowings................................    (49,523)   (65,540)   (90,145)
Proceeds from term loan..........................................................         --      3,200         --
Repayment of term loan...........................................................         --     (3,200)        --
Proceeds from long-term debt.....................................................         --      3,570         --
Payments on long-term debt, including current portion............................         --         --       (271)
Proceeds from issuance of common stock...........................................     22,065        327     28,212
Purchase of treasury stock.......................................................        (30)       (52)       (10)
                                                                                   ---------  ---------  ---------
Net cash provided by (used in) financing activities..............................     25,460     (1,080)    32,161
                                                                                   ---------  ---------  ---------
Net increase (decrease) in cash and cash equivalents.............................       (481)    (1,110)     1,823
Cash and cash equivalents at beginning of year...................................      2,571      2,090        980
                                                                                   ---------  ---------  ---------
Cash and cash equivalents at end of year.........................................  $   2,090  $     980  $   2,803
                                                                                   ---------  ---------  ---------
                                                                                   ---------  ---------  ---------
Supplemental schedule of cash flow information:
  Cash paid during the year for interest.........................................  $     614  $     814  $     580
                                                                                   ---------  ---------  ---------
                                                                                   ---------  ---------  ---------
  Cash paid during the year for income taxes.....................................  $   5,863  $   6,058  $  10,103
                                                                                   ---------  ---------  ---------
                                                                                   ---------  ---------  ---------


                            See accompanying notes.

                            AFC CABLE SYSTEMS, INC.

                         NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1997 AND 1996

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS

    AFC Cable Systems, Inc. (the Company) is a manufacturer of electrical distribution products, including prewired armored cable, flexible conduit and modular wiring systems used in the nonresidential construction electrical wiring industry. The Company, through its wholly-owned subsidiaries, also manufacturers and distributes photo controls for the lighting control and fixture industries, electronic interfaces and connectors that facilitate data communications, and flexible hoses, ducting and connections for diverse applications. The Company's customers primarily consist of electrical supply wholesalers located throughout the United States. The Company performs credit evaluations on all new customers and generally does not require collateral. Credit losses are provided for in the financial statements and consistently have been within management's expectations.

CONSOLIDATION

    The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated.

CASH EQUIVALENTS

    Cash equivalents are defined as all short-term, highly-liquid investments with an original maturity of three months or less.

MARKETABLE SECURITIES

    Management determines the appropriate classification of marketable securities at the time of purchase and reevaluates such designation as of each balance sheet date. All debt and equity securities have been classified as available-for-sale.

    Available-for-sale securities are carried at fair value based on quoted market prices, with the unrealized gains and losses, net of tax, reported in a separate component of shareholders' equity. The amortized cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in investment income. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in investment income. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in investment income.

INVENTORIES

    Inventories are stated at the lower of cost or market. Cost of substantially all of the inventory is determined on a first-in, first-out (FIFO) basis.

                            AFC CABLE SYSTEMS, INC.

                           DECEMBER 31, 1997 AND 1996

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
PROPERTY, PLANT AND EQUIPMENT AND DEPRECIATION

    Property, plant and equipment are stated at cost. Depreciation is computed on the straight-line method over the estimated lives of the assets as follows:

Buildings and improvements....................................  5 to 30 years
Machinery and equipment.......................................  3 to 10 years
Furniture and fixtures........................................  5 to 10 years

GOODWILL

    Goodwill consists of the excess cost over the fair value of the assets of acquired businesses (see Note 2) and is being amortized using the straight-line method over periods of twenty to forty years.

SELF-INSURANCE

    The Company is self-insured for its employee health and workers' compensation plans. The plans, which are administered by insurance companies, contain certain stop loss provisions that limit the Company's liability in the event of catastrophic losses. Claims are accrued for as incurred based on available claim information and management's estimate of claims incurred but not yet reported.

STOCK COMPENSATION

    The Company accounts for its stock compensation arrangements under the provisions of APB 25, "Accounting for Stock Issued to Employees."

REVENUE RECOGNITION

    The Company recognizes sales when goods are shipped to the customer.

ADVERTISING COSTS

    Advertising costs are expensed as incurred and were $854,000, $950,000, and $1,567,000 in 1995, 1996 and 1997, respectively.

EARNINGS PER SHARE

    The Company has adopted Financial Accounting Standards Board Statement No. 128, "Earnings Per Share" ("FAS 128"), which was issued in 1997. FAS 128 requires the presentation of "basic earnings per share" and "diluted earnings per share." Basic earnings per share represents net income divided by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share represents net income divided by weighted average shares outstanding adjusted for the dilutive effect of the assumed exercise of outstanding options and warrants. Earnings per share amounts for all periods have been presented, and where appropriate, restated to conform to the requirements of FAS 128.

                            AFC CABLE SYSTEMS, INC.

                           DECEMBER 31, 1997 AND 1996

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

    In 1997, the Financial Accounting Standards Board issued Statement No. 130, "Reporting Comprehensive Income" and Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information." The Company is currently evaluating the effects of implementing these statements which are effective beginning in 1998.

RECLASSIFICATION

    Certain reclassifications were made to the 1995 and 1996 financial statements in order that they may be consistent with the 1997 presentation.

2. ACQUISITIONS

    During the year ended December 31, 1997, the Company made the acquisitions set forth below, each of which has been accounted for as a purchase. The consolidated financial statements of the Company include the operating results of each business from the date of acquisition.

B&B ELECTRONICS MANUFACTURING COMPANY, INC.

    On January 28, 1997, the Company acquired all of the outstanding stock of Illinois-based B&B Electronics Manufacturing Company, Inc. ("B&B"), a manufacturer and distributor of electronic interfaces and connectors that facilitate data communications. The cost of B&B consisted of $4.2 million in cash, 75,000 shares of the Company's common stock ($960,000), plus fees of approximately $73,000, and assumed debt. Contingent consideration, which is in addition to the above acquisition costs, will be paid to the seller of B&B for certain earnings targets achieved by B&B for the year ended December 31, 1997, and will be payable for subsequent annual periods if certain earnings targets are met for such periods. The contingent consideration payable for the period ended December 31, 1997, is approximately $600,000. Contingent consideration is recorded as additional purchase price when the future earnings targets have been met.

AREA LIGHTING RESEARCH, INC.

    On January 31, 1997, the Company acquired certain assets and assumed certain liabilities of New Jersey-based Area Lighting Research, Inc. ("ALR"), a designer, manufacturer and distributor of photo controls and electrical devices for the lighting control and fixture industries. The cost of ALR consisted of $7.7 million in cash plus 50,000 shares of common stock issued in payment of fees (approximately $1 million). Contingent consideration, in addition to the above costs, is payable to the seller of ALR for certain financial targets achieved by ALR for the year ended December 31, 1997. The contingent consideration payable for the year ended December 31, 1997, is approximately $400,000 and was recorded as additional purchase price.

                            AFC CABLE SYSTEMS, INC.

                           DECEMBER 31, 1997 AND 1996

2. ACQUISITIONS (CONTINUED)
MADISON EQUIPMENT COMPANY, INC.

    On April 1, 1997, the Company acquired all of the outstanding stock of Ohio-based Madison Sale Corporation, a supplier of fittings for the electrical industry. Upon purchase, the name of the company was changed to Madison Equipment Company, Inc. ("Madison"). The cost of Madison consisted of $2.0 million in cash plus approximately $85,000 in fees.

FEDERAL HOSE MANUFACTURING, INC.

    On November 22, 1997, the Company acquired the assets and assumed certain liabilities of Ohio-based Federal Hose Manufacturing, Inc. ("FHI"), a manufacturer and distributor of flexible metal, plastic and fabric hoses, ducting and connectors for diverse applications. The cost of FHI consisted of $7.2 million in cash, 11,364 shares of the Company's common stock ($300,000) plus fees of approximately $265,000. Contingent consideration is payable to the seller of FHI based upon future earnings targets through December 31, 2000. The purchase price allocation of FHI is preliminary.

    The goodwill resulting from the above acquisitions will be amortized over 40 years, with the exception of the goodwill from the Madison acquisition, which will be amortized over a 20-year period. Pro forma income statement data assuming the acquisitions above were made at the beginning of 1996 and 1997, is as follows:


                                                                   YEAR ENDED DECEMBER
                                                                           31,
                                                                  ----------------------
                                                                     1996        1997
                                                                  ----------  ----------
                                                                     ($ IN THOUSANDS,
                                                                  EXCEPT PER SHARE DATA)
Net sales.......................................................  $  197,427  $  235,356
Income from operations..........................................      19,352      29,117
Net income......................................................      12,795      18,754
Diluted earnings per common share...............................  $     1.36  $     1.70


    The above pro forma information does not purport to represent the Company's results of operations that would have been attained had the above acquisitions in fact occurred at the beginning of the periods indicated or to project the Company's results for any future period.

                            AFC CABLE SYSTEMS, INC.

                           DECEMBER 31, 1997 AND 1996

3. MARKETABLE SECURITIES

    The following is a summary of securities held by the Company. All securities are classified as available-for-sale.

                                                                              GROSS        GROSS
                                                                           UNREALIZED   UNREALIZED   ESTIMATED FAIR
                                                                  COST        GAINS       LOSSES         VALUE
                                                                ---------  -----------  -----------  --------------
                                                                                 ($ IN THOUSANDS)
DECEMBER 31, 1996
U.S. corporate debt securities................................  $   1,509   $      92    $      --     $    1,601
U.S. treasury securities and obligations of U.S. Government
  agencies....................................................     26,193          52           (6)        26,239
Equity securities.............................................      2,576         168          (76)         2,668
                                                                ---------  -----------       -----        -------
Total included in investments.................................  $  30,278   $     312    $     (82)    $   30,508
                                                                ---------  -----------       -----        -------
                                                                ---------  -----------       -----        -------

DECEMBER 31, 1997
U.S. corporate debt securities................................  $   9,464   $     329    $      (3)    $    9,790
U.S. treasury securities and obligations of U.S. Government
  agencies....................................................     24,713          55           (2)        24,766
Equity securities.............................................      4,894       1,096         (112)         5,878
                                                                ---------  -----------       -----        -------
Total included in investments.................................  $  39,071   $   1,480    $    (117)    $   40,434
                                                                ---------  -----------       -----        -------
                                                                ---------  -----------       -----        -------

                            AFC CABLE SYSTEMS, INC.

                           DECEMBER 31, 1997 AND 1996

3. MARKETABLE SECURITIES (CONTINUED)
    The cost and fair market value of debt securities at December 31, 1996 and 1997, by contractual maturities, are shown below:

                                                                          AVAILABLE-FOR-SALE
                                                                        ----------------------
                                                                                   FAIR MARKET
                                                                          COST        VALUE
                                                                        ---------  -----------
                                                                           ($ IN THOUSANDS)
DECEMBER 31, 1996
Debt securities:
  Maturing in one year or less........................................  $  23,884   $  23,948
  Maturing between one year and five years............................      2,762       2,780
  Maturing after five years...........................................      1,056       1,112
                                                                        ---------  -----------
                                                                           27,702      27,840
Equity securities.....................................................      2,576       2,668
                                                                        ---------  -----------
Total investments.....................................................  $  30,278   $  30,508
                                                                        ---------  -----------
                                                                        ---------  -----------

DECEMBER 31, 1997
Debt securities:
  Maturing in one year or less........................................  $  15,031   $  15,296
  Maturing between one year and five years............................     17,931      17,983
  Maturing after five years...........................................      1,215       1,277
                                                                        ---------  -----------
                                                                           34,177      34,556
Equity securities.....................................................      4,894       5,878
                                                                        ---------  -----------
Total investments.....................................................  $  39,071   $  40,434
                                                                        ---------  -----------
                                                                        ---------  -----------


    Expected maturities will differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties. Realized gains and (losses) included in investment income amounted to $1,720,000 in 1995 and $859,000 and ($241,000) in 1996, and $173,000
and ($85,000) in 1997.


4. SHORT AND LONG-TERM DEBT

REVOLVING CREDIT NOTE PAYABLE

    The Company has an unsecured revolving line of credit agreement which provides for direct borrowings of up to $25,000,000 of which up to $10,000,000 is available for business acquisitions, without the lender's prior consent. The line of credit agreement provides for letter of credit borrowings of up to $3,000,000, of which $821,000 is outstanding at December 31, 1997. A monthly fee based on the unused portion of the credit facility is payable under the agreement.

    Borrowings under the line of credit are available at interest rates equal to either the lender's base rate or the Eurodollar rate plus one half of one percent to one and one quarter percent for a fixed period of one, two, three or six months or one year. The Company has the option of electing the applicable rate upon notification to the lender and as a result, portions of the outstanding balance accrue interest at different rates. The weighted average rate of outstanding short-term borrowings is 6.3% and 8.5% at

                            AFC CABLE SYSTEMS, INC.

                           DECEMBER 31, 1997 AND 1996

4. SHORT AND LONG-TERM DEBT (CONTINUED)
December 31, 1996 and 1997, respectively. The carrying value of the line of credit approximates its fair value.

    The line of credit contains certain restrictive covenants, which require that the Company maintain minimum levels of tangible capital funds and meet other specified ratio requirements.

LONG-TERM DEBT

    During 1996, the Company received the proceeds from the issuance of $3.57 million in Industrial Revenue Bonds ("IRBs") through the Massachusetts Industrial Finance Agency for the purpose of acquiring and refurbishing a 99,000 square-foot manufacturing facility in New Bedford, Massachusetts, which secures the IRBs. The IRBs mature on July 24, 2016, and carry an interest rate adjustable on a weekly basis. The IRBs carried an average interest rate of approximately 3.5% and 3.75% for the years ended December 31, 1996 and 1997, respectively. Additionally, an annual fee of 1.0% on the letter of credit securing the bonds ($3.6 million at December 31, 1997) is paid to the bank acting as trustee in the issuance of the bonds. The Company has the right to convert from the weekly interest rate to a fixed rate established at the time of conversion. The bonds are payable in 19 annual installments of $180,000 with a final payment of $150,000 due at maturity funded through monthly payments of $15,000 to the trustee over the twelve months preceding the installment due dates. At December 31, 1996 and 1997, $3.3 million and $3.1 million, respectively, of the total was classified as long-term debt. The carrying amount of the bonds approximates fair value at December 31, 1997.

    In addition, $774,000 of the $828,000 in debt assumed in the B&B acquisition was classified as long-term at December 31, 1997. This represents a mortgage on the facility occupied by B&B. The mortgage carries a fixed rate of 8% and matures on February 20, 2012. The carrying amount approximates fair value at December 31, 1997.

    The following is a schedule of the principal portion of long-term debt payments for the years beginning December 31, 1997, and after:

                                                                                    ($ IN
                                                                                 THOUSANDS)
1998.........................................................................     $     227
1999.........................................................................           214
2000.........................................................................           218
2001.........................................................................           221
2002.........................................................................           224
Thereafter...................................................................         3,016
                                                                                     ------
                                                                                  $   4,120
                                                                                     ------
                                                                                     ------

5. EMPLOYEE BENEFIT PLANS

    The Company sponsors a Supplemental Executive Retirement Plan (the "Plan") for senior management. The Plan is a defined contribution plan whereby participant accounts are credited in an amount equal to a percentage, determined by the Company, of each participant's compensation plus the participant's allocable share of net earnings of the Plan. At December 31, 1996 and 1997, the Company has assets (market value of $900,000 and $1,304,000, respectively), segregated in a trust, available to meet the

                            AFC CABLE SYSTEMS, INC.

                           DECEMBER 31, 1997 AND 1996

5. EMPLOYEE BENEFIT PLANS (CONTINUED)
obligations of the Plan. Expenses for this plan were approximately $190,000 for the year ended December 31, 1995 and $276,000 for each of the years ended December 31, 1996 and 1997. The total liability under the Plan was approximately $976,000 and $1,334,000 at December 31, 1996 and 1997, respectively.

    The Company also has seven defined contribution (401(k)) plans covering substantially all employees. Contributions to the plans are based on a percentage of the employee's compensation. The Company also participates in a multi-employer defined contribution plan covering certain union employees. The Company's expense under the 401(k) and multi-employer plans was approximately $437,000, $449,000, and $699,000, for the years ended December 31, 1995, 1996, and 1997, respectively.

6. OTHER ACCRUED EXPENSES

    At December 31, 1996 and 1997, other accrued expenses consisted of the following:

                                                                               1996       1997
                                                                             ---------  ---------
                                                                               ($ IN THOUSANDS)
Accrued federal and state income taxes.....................................  $     257  $   1,634
Investment margin liability................................................         --      1,550
Other......................................................................      1,628      4,304
                                                                             ---------  ---------
                                                                             $   1,885  $   7,488
                                                                             ---------  ---------
                                                                             ---------  ---------

    The investment margin liability, which bears interest, represents borrowings secured by the Company's marketable securities.

7. COMMITMENTS

    The Company has various operating lease agreements for buildings and equipment extending through December 2006. The following is a schedule of the future minimum rental payments due under these leases:

                                                                                    ($ IN
                                                                                 THOUSANDS)
1998.........................................................................     $   3,335
1999.........................................................................         2,535
2000.........................................................................         2,165
2001.........................................................................         1,862
2002.........................................................................         1,520
Thereafter...................................................................         2,218
                                                                                    -------
                                                                                  $  13,635
                                                                                    -------
                                                                                    -------

    Rent expense amounted to $3,088,056, $3,738,390, and $3,863,045, in 1995,
1996, and 1997, respectively.

    In the normal course of business, the Company enters into purchase agreements with certain raw material vendors. At December 31, 1997, the Company has agreed to purchase approximately 100% of the 1998 copper usage from two vendors.

                            AFC CABLE SYSTEMS, INC.

                           DECEMBER 31, 1997 AND 1996

8. CONTINGENCIES

    The Company is a defendant in certain claims that relate to matters that occurred prior to the present ownership. In accordance with the purchase and sale agreement of the Company, the prior owner has indemnified the Company for such claims and, accordingly, the matters are being defended by the prior owners and its insurance companies. Management is of the opinion that these claims relate to the prior owners and therefore will not have a material adverse effect on the Company's financial position or results of operations.

    Additionally, the Company is a party to one environmental matter and certain other legal proceedings not covered by the indemnification. In the environmental matter, a number of responsible parties entered into a consent decree with the EPA in 1991 and subsequently, such parties as plaintiffs have sought contribution from the Company, which was not named as a responsible party by the EPA. The Company has admitted that a predecessor of the business currently operated by the Company had disposed of a de minimus amount of waste at the site. On December 17, 1996, the U.S. District Court for the District of Massachusetts entered a judgment in favor of the Company with respect to this claim. As of December 31, 1997, there is an appeal pending with the U.S. Court of Appeals for the First Circuit.

9. INCOME TAXES

    Deferred income taxes are recognized for the expected consequences of temporary differences by applying enacted statutory rates, applicable to future years, to differences between the financial reporting basis and tax basis of assets and liabilities.

    The principal reasons that the aggregate income tax provisions differ from the U.S. statutory rate of 34% for the years ended December 31, 1995 and 1996 and 35% for the year ended December 31, 1997, are as follows:

                                                                 1995                  1996                  1997
                                                         --------------------  --------------------  --------------------
                                                                                 ($ IN THOUSANDS)
Income tax provision at statutory rate.................  $   4,385       34.0% $   6,310       34.0% $  10,371       35.0%
State taxes, net of federal benefit....................        380        3.0%       666        3.6%     1,082        3.7%
Other..................................................         26         .2%       124         .7%       (61)       (.2%)
                                                         ---------        ---  ---------        ---  ---------        ---
                                                         $   4,791       37.2% $   7,100       38.3% $  11,392       38.5%
                                                         ---------        ---  ---------        ---  ---------        ---
                                                         ---------        ---  ---------        ---  ---------        ---

                            AFC CABLE SYSTEMS, INC.

                           DECEMBER 31, 1997 AND 1996

9. INCOME TAXES (CONTINUED)
    The components of the provision for income taxes for the years ended December 31, 1995, 1996, and 1997, are as follows:

                                                                  1995       1996       1997
                                                                ---------  ---------  ---------
                                                                       ($ IN THOUSANDS)
Current:
  Federal.....................................................  $   4,154  $   6,018  $  10,072
  State.......................................................        625      1,005      1,748
                                                                ---------  ---------  ---------
Total current.................................................      4,779      7,023     11,820
Deferred:
  Federal.....................................................         53         58       (344)
  State.......................................................        (41)        19        (84)
                                                                ---------  ---------  ---------
Total deferred................................................         12         77       (428)
                                                                ---------  ---------  ---------
Total.........................................................  $   4,791  $   7,100  $  11,392
                                                                ---------  ---------  ---------
                                                                ---------  ---------  ---------

    A summary of the significant components of the Company's deferred tax liabilities and assets as of December 31, 1996 and 1997, follows:

                                                                               1996       1997
                                                                             ---------  ---------
                                                                               ($ IN THOUSANDS)
Deferred tax liabilities:
  Fixed assets.............................................................  $   1,857  $   1,976
  Marketable securities....................................................        134        604
                                                                             ---------  ---------
Total deferred tax liabilities.............................................      1,991      2,580
Deferred tax assets:
  Supplemental executive retirement plan...................................        389        523
  Goodwill.................................................................         13         34
  Stock compensation.......................................................         19         90
  Inventory................................................................        315        702
  Allowance for doubtful accounts..........................................        142        342
  Accrued liabilities......................................................        203        810
                                                                             ---------  ---------
Total deferred tax assets..................................................      1,081      2,501
                                                                             ---------  ---------
Net deferred tax liabilities...............................................  $     910  $      79
                                                                             ---------  ---------
                                                                             ---------  ---------

10. SHAREHOLDERS' EQUITY AND STOCK AWARD PLANS

SHAREHOLDERS' EQUITY

    In the Company's Initial Public Offering in December 1993, the Company sold to the underwriters warrants to purchase up to 206,925 shares of common stock (prior to giving effect to the October 20, 1997 five-for-four stock split) at an exercise price equal to $12.00 per share. Such warrants are not transferable and are exercisable through December 14, 1998. During 1997, warrants to purchase 103,462 shares (prior to giving effect to the October 20, 1997 five-for-four stock split) were exercised. After giving effect to the

                            AFC CABLE SYSTEMS, INC.

                           DECEMBER 31, 1997 AND 1996

10. SHAREHOLDERS' EQUITY AND STOCK AWARD PLANS (CONTINUED)
October 20, 1997 stock split explained below, there are 129,328 shares of common stock issuable upon exercise of remaining warrants at an exercise price of $9.60 per share.

    As more fully described below, on September 16, 1997, the Company's Board of Directors authorized a five-for-four split of the Company's common stock. All references to number of shares, per share amounts, stock option data and prices of the Company's common stock have been restated to present the effect of the stock split.

    On February 9, 1995, the Company completed the issuance of 1,875,000 shares of common stock at a price of $10.80 per share. As part of this offering, the Company granted the underwriters an option to purchase a maximum of 328,125 additional shares to cover over-allotments, which was exercised on February 9, 1995. Also on February 9, 1995, 312,500 shares of common stock were sold to the public by certain shareholders of the Company at a price of $10.80.

    On April 23, 1997, the Company completed the issuance of 1,562,500 shares of common stock at a price of $15.40 per share. As part of this offering, the Company granted the underwriters an option to purchase a maximum of 375,000 additional shares to cover over-allotments which was exercised in full on April 29, 1997. Also, on April 23, 1997, 937,500 shares of common stock were sold to the public by certain shareholders of the Company at a price of $15.40.

    On September 16, 1997, the Company's Board of Directors authorized a five-for-four split of the Company's common stock effected in the form a 25 percent stock dividend distributed on October 20, 1997, to shareholders of record on October 6, 1997. Shareholders' equity has been adjusted by reclassifying from retained earnings to common stock the par value of the additional shares arising from the split. The amount of cash paid in lieu of fractional shares resulting from the split was also charged to retained earnings.

STOCK AWARD PLANS

    The Company has two equity incentive plans covering employees of the Company; the AFC Cable Systems, Inc. 1993 Equity Incentive Plan and the AFC Cable Systems, Inc. 1997 Equity Incentive Plan (collectively, the "Plans"). Under the Plans, the Company may grant stock options, stock appreciation rights, restricted stock, unrestricted stock, deferred stock and performance stock awards to key employees. Each of the Plans provides for the issuance of 500,000 shares of common stock. Options awarded under the Plans generally vest in equal annual installments over either the four or the five years subsequent to the date of grant. The options expire ten years after the date of grant.

    The Company also has a stock plan covering non-employee directors; the AFC Cable Systems, Inc. 1993 Stock Option Plan for Non-Employee Directors (the "Directors' Plan"). Under the Directors' Plan, the Company may grant stock options to non-employee directors which vest in equal annual installments over the five years subsequent to the date of grant and expire ten years after date of grant. The Directors' Plan provides for the issuance of 125,000 shares of common stock.

                            AFC CABLE SYSTEMS, INC.

                           DECEMBER 31, 1997 AND 1996

10. SHAREHOLDERS' EQUITY AND STOCK AWARD PLANS (CONTINUED)
    A summary of the status of stock options granted under all plans as of December 31, 1995, 1996 and 1997, and changes during the years then ended is presented below:

                                                        1995                      1996                      1997
                                              ------------------------  ------------------------  ------------------------
                                                           WEIGHTED                  WEIGHTED                  WEIGHTED
                                                            AVERAGE                   AVERAGE                   AVERAGE
                                                           EXERCISE                  EXERCISE                  EXERCISE
FIXED OPTIONS                                  SHARES        PRICE       SHARES        PRICE       SHARES        PRICE
--------------------------------------------  ---------  -------------  ---------  -------------  ---------  -------------
Outstanding at beginning of year............    331,250    $    7.98      370,000    $    8.42      400,000    $    9.03
Granted.....................................     56,250        10.80      100,000        10.80      557,500        16.70
Exercised...................................    (17,500)        8.00      (40,000)        8.20      (39,062)        8.61
Canceled....................................         --           --      (30,000)        8.40      (17,187)        8.71
                                              ---------       ------    ---------       ------    ---------       ------
Outstanding at end of year..................    370,000    $    8.42      400,000    $    9.03      901,251    $   13.80
                                              ---------       ------    ---------       ------    ---------       ------
                                              ---------       ------    ---------       ------    ---------       ------
Options exercisable at year end.............     91,250    $    7.99      128,125    $    8.19      174,062    $    8.53
                                              ---------       ------    ---------       ------    ---------       ------
                                              ---------       ------    ---------       ------    ---------       ------
Weighted-average fair value of options
  granted during year.......................  $    4.46                 $    4.47                 $    6.98
                                              ---------                 ---------                 ---------
                                              ---------                 ---------                 ---------

    The following table summarizes information about stock options outstanding at December 31, 1997:

                                                               OPTIONS OUTSTANDING                 OPTIONS EXERCISABLE
                                                    ------------------------------------------  -------------------------
                                                       NUMBER        WEIGHTED                      NUMBER
                                                    OUTSTANDING       AVERAGE       WEIGHTED    EXERCISABLE    WEIGHTED
                                                         AT          REMAINING       AVERAGE         AT         AVERAGE
RANGE OF                                            DECEMBER 31     CONTRACTUAL     EXERCISE    DECEMBER 31    EXERCISE
EXERCISE PRICES                                         1997        LIFE (YRS.)       PRICE         1997         PRICE
--------------------------------------------------  ------------  ---------------  -----------  ------------  -----------
$5.60 to $10.60...................................      268,751           6.98      $    8.14       142,812    $    7.69
$12.00 to $17.80..................................      556,250           8.96          15.06        31,250        12.38
$19.40 to $27.06..................................       76,250           9.67          24.54            --           --
                                                    ------------                                ------------
                                                        901,251                                     174,062
                                                    ------------                                ------------
                                                    ------------                                ------------

    As discussed above, common stock may be granted to officers and key employees on a restricted or unrestricted basis. At December 31, 1995, 1996, and 1997, restricted stock awards covering 61,875, 1,250 and 67,350 shares, respectively, were outstanding. During 1995, 1996 and 1997, the restrictions lapsed on 29,375, 28,250 and 1,250 shares, respectively, and 32,375 restricted shares were forfeited during 1996. Employees vest in these restricted shares ratably over periods of two to three years. The difference between the par value and the fair market value of the stock on the date of grant was considered compensation and was amortized ratably over the vesting period. The Company repurchased, at fair market value, 3,110 shares, 2,917 shares and 380 shares of vested restricted stock during 1995, 1996 and 1997, respectively, to provide certain employees with the funds necessary to cover their tax withholdings from the receipt of vested restricted shares.

    The 67,350 shares of restricted stock outstanding at December 31, 1997, which represent performance-based compensation for 1996, were awarded to officers and key employees under the 1997 Plan.

                            AFC CABLE SYSTEMS, INC.

                           DECEMBER 31, 1997 AND 1996

10. SHAREHOLDERS' EQUITY AND STOCK AWARD PLANS (CONTINUED)
    The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123 (FAS No. 123), "Accounting for Stock-Based Compensation." Accordingly, compensation cost has been recognized in the financial statements only for stock options that are compensatory as defined under APB 25. Had compensation cost for the Company's three stock option plans been determined based on the fair value at the grant date for awards made in 1995, 1996 and 1997 consistent with the provisions of FAS No. 123, the Company's net earnings and earnings per share would have been the pro forma amounts indicated below:

                                                                  1995       1996       1997
                                                                ---------  ---------  ---------
                                                                       ($ IN THOUSANDS,
                                                                    EXCEPT PER SHARE DATA)
Net income, as reported.......................................  $   8,105  $  11,460  $  18,239
Net income, pro forma.........................................      8,093     11,383     17,765
Basic earnings per common share, as reported..................  $     .92  $    1.25  $    1.71
Basic earnings per common share, pro forma....................        .91       1.25       1.67
Diluted earnings per common share, as reported................  $     .90  $    1.23  $    1.66
Diluted earnings per common share, pro forma..................        .90       1.23       1.62

    The fair values of the options were estimated at the date of grant using the Black-Scholes option pricing model. The following assumptions were used for the 1995, 1996 and 1997 stock option grants:

                                                              1995        1996        1997
                                                             GRANTS      GRANTS      GRANTS
                                                           ----------  ----------  ----------
Risk-free interest rate..................................     5.8%        5.8%        5.7%
Expected option life.....................................  4.3 years   4.4 years   4.4 years
Expected market price volatility.........................     40%         40%         41%
Expected dividend yield..................................      0%          0%          0%

    The effects on pro forma net income and earnings per common share of expensing the estimated fair value of stock options are not necessarily representative of the effects on reported net income for future years due to such things as the vesting period of the stock options and the potential for issuance of additional stock options in future years. Additionally, because FAS No. 123 is applicable only to options granted subsequent to December 31, 1994, its pro forma effect will not be fully reflected until 1998.

    Shares of capital stock reserved for possible future issuance are as follows:


                                                                           DECEMBER 31,
                                                                      ----------------------
                                                                         1996        1997
                                                                      ----------  ----------
Options granted.....................................................     400,000     901,251
Options as yet ungranted............................................     108,625     163,462
Qualified employee savings plans....................................     625,000     625,000
                                                                      ----------  ----------
                                                                       1,133,625   1,689,713
                                                                      ----------  ----------
                                                                      ----------  ----------

                            AFC CABLE SYSTEMS, INC.

                           DECEMBER 31, 1997 AND 1996

11. EARNINGS PER SHARE

    The following table sets forth the computation of basic and diluted earnings per share for the years ended December 31:

                                                                               1995        1996         1997
                                                                            ----------  ----------  ------------
Net income (in thousands).................................................      $8,105     $11,460       $18,239
Basic average shares......................................................   8,851,403   9,133,650    10,663,876
Effect of dilutive securities:
  Stock options and stock awards                                               132,312      90,874       263,505
  Stock warrants..........................................................      63,640      63,791        89,162
  Contingently issuable shares............................................          --          --         6,998
                                                                            ----------  ----------  ------------
                                                                               195,952     154,665       359,665
Dilutive average shares...................................................   9,047,355   9,288,315    11,023,541
                                                                            ----------  ----------  ------------
                                                                            ----------  ----------  ------------
Basic earnings per share..................................................       $0.92       $1.25         $1.71
                                                                            ----------  ----------  ------------
                                                                            ----------  ----------  ------------
Diluted earnings per share................................................       $0.90       $1.23         $1.66
                                                                            ----------  ----------  ------------
                                                                            ----------  ----------  ------------

12. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

    The following is a summary of the unaudited quarterly results of operations for 1996 and 1997 (dollars in thousands, except per share data):

                                                                          QUARTER ENDED
                                                          ----------------------------------------------
                                                            MARCH      JUNE      SEPTEMBER    DECEMBER       FULL
                                                             30         29          28           31          YEAR
                                                          ---------  ---------  -----------  -----------  ----------
1996
Net sales...............................................  $  33,885  $  42,218   $  41,559    $  44,206   $  161,868
Income from operations..................................      2,047      4,283       5,259        5,408       16,997
Net income..............................................      1,636      2,904       3,350        3,570       11,460
Basic earnings per common share.........................  $    0.18  $    0.32   $    0.37    $    0.39   $     1.25
Diluted earnings per common share.......................  $    0.18  $    0.31   $    0.36    $    0.38   $     1.23


                                                                          QUARTER ENDED
                                                          ----------------------------------------------
                                                            MARCH      JUNE      SEPTEMBER    DECEMBER       FULL
                                                             29         28          27           31          YEAR
                                                          ---------  ---------  -----------  -----------  ----------

1997
Net sales...............................................  $  47,787  $  54,210   $  56,704    $  61,563   $  220,264
Income from operations..................................      5,505      6,820       7,681        8,296       28,302
Net income..............................................      3,460      4,387       4,978        5,414       18,239
Basic earnings per common share.........................  $    0.37  $    0.41   $    0.44    $    0.48   $     1.71
Diluted earnings per common share.......................  $    0.36  $    0.40   $    0.43    $    0.46   $     1.66

          [PHOTO: BUILDINGS IN WHICH COMPANY'S PRODUCTS ARE INSTALLED]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                Page
                                             -----------
Prospectus Summary.........................           3
Risk Factors...............................           7
Use of Proceeds............................          11
Price Range of Common Stock................          11
Dividend Policy............................          11
Capitalization.............................          12
Selected Consolidated Financial Data.......          13
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...............................          14
Business...................................          19
Management.................................          31
Principal and Selling Stockholders.........          32
Description of Capital Stock...............          34
Shares Eligible for Future Sale............          37
Underwriting...............................          39
Legal Matters..............................          40
Experts....................................          40
Available Information......................          40
Incorporation of Certain Documents by
  Reference................................          41
Index to Financial Statements..............         F-1

                            ------------------------

    NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR BY ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAVE NOT BEEN CHANGES IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

                                1,500,000 SHARES

                                     [LOGO]

                            AFC CABLE SYSTEMS, INC.

                                  COMMON STOCK

                               ------------------

                                   PROSPECTUS

                               ------------------

                                         , 1998

                                 TUCKER ANTHONY
                                  INCORPORATED
                             ROBERT W. BAIRD & CO.
                                  INCORPORATED

                           JEFFERIES & COMPANY, INC.

                             THE ROBINSON-HUMPHREY
                                    COMPANY

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The estimated costs (other than underwriting discounts and commissions) of issuance and distribution of the securities being registered are as follows:

SEC Registration Fee..............................................  $  19,037
Nasdaq National Market Listing Fee................................     17,500
NASD Filing Fee...................................................      6,954
Blue Sky Fee and Expenses.........................................     10,000
Transfer Agent and Registrar Fees and Expenses....................      5,000
Accounting Fees and Expenses......................................     60,000
Legal Fees and Expenses...........................................    100,000
Printing and Engraving............................................     60,000
Miscellaneous.....................................................     21,509
                                                                    ---------
          Total...................................................  $ 300,000
                                                                    ---------
                                                                    ---------

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 145 of the DGCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.
Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor, against expenses actually and reasonably incurred in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which the Court of Chancery or such other court shall deem proper.

    Section 102(b)(7) of the DGCL permits a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (relating to unlawful payment of dividends and unlawful stock purchase and redemption) or
(iv) for any transaction from which the director derived an improper personal benefit.

    The Registrant's Certificate of Incorporation provides that the Company's Directors shall not be liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director except to the extent that exculpation from liabilities is not permitted under the DGCL as in effect at the time such liability is determined. The Registrant's Certificate of Incorporation further provides that the Registrant shall indemnify its directors and officers to the fullest extent permitted by the DGCL.

    The Underwriting Agreement provides for indemnification of the Company's directors and officers by the Underwriters in certain circumstances.

    The directors and officers of the Company are covered under directors' and officers' liability insurance policies maintained by the Company.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (A) EXHIBITS

    The following exhibits are filed as a part of this Registration Statement.


  EXHIBIT
    NO.      DESCRIPTION
-----------  -----------------------------------------------------------------------------------------------

       1.1   Form of Underwriting Agreement.*

       5.1   Opinion of Ropes & Gray.*

      10.1   1998 Equity Incentive Plan.*

      10.2   Change in Control Severance Benefit Plan.*

      23.1   Consent of Ropes & Gray (Exhibit 5.1).*

      23.2   Consent of Ernst & Young LLP.*

      24.1   Powers of Attorney (Page II-4).*

      27.1   Financial Data Schedule.*


------------------------


* Previously Filed


    (B) THE FOLLOWING FINANCIAL STATEMENT SCHEDULES OF THE COMPANY FOR THE THREE YEARS ENDED DECEMBER 31, 1997 ARE INCORPORATED BY REFERENCE IN THIS REGISTRATION
STATEMENT:

    Schedule II--Valuation and Qualifying Account of AFC Cable Systems, Inc. for the three years ended December 31, 1997.

    All other schedules are omitted because they are either inapplicable or the information is included in the Financial Statements or the Notes thereto.

ITEM 17. UNDERTAKINGS.

    (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    (b) The Company hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at this time shall be deemed to be the initial BONA FIDE offering thereof.

        (3) For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Providence, the State of Rhode Island, on this 23rd day of April, 1998.


                                AFC CABLE SYSTEMS, INC.

                                BY:            /S/ RAYMOND H. KELLER
                                     -----------------------------------------
                                                 RAYMOND H. KELLER,
                                     VICE PRESIDENT AND CHIEF FINANCIAL OFFICER


    Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.



          SIGNATURE                        TITLE                    DATE
------------------------------  ---------------------------  -------------------

              *                 Chairman of the Board,         April 23, 1998
------------------------------    Chief Executive Officer
       Ralph R. Papitto           and Director (Principal
                                  Executive Officer)

              *                 President and Director         April 23, 1998
------------------------------
      Robert R. Wheeler

              *                 Vice President, Chief          April 23, 1998
------------------------------    Financial Officer and
      Raymond H. Keller           Director (Principal
                                  Financial and Accounting
                                  Officer)

              *                 Director                       April 23, 1998
------------------------------
      Malcolm M. Donahue

              *                 Director                       April 23, 1998
------------------------------
      Anthony J. Santoro

    /s/ RAYMOND H. KELLER
------------------------------
     * Raymond H. Keller,
       Attorney-in-Fact

                                 EXHIBIT INDEX


  EXHIBIT
  NUMBER                                                   DESCRIPTION
-----------  --------------------------------------------------------------------------------------------------------

       1.1   Form of Underwriting Agreement.*

       5.1   Opinion of Ropes & Gray.*

      10.1   1998 Equity Incentive Plan.*

      10.2   Change in Control Severance Benefit Plan.*

      23.1   Consent of Ropes & Gray (Exhibit 5.1).*

      23.2   Consent of Ernst & Young LLP.*

      24.1   Powers of Attorney (Page II-4).*

      27.1   Financial Data Schedule.*


------------------------


* Previously Filed